UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

Interim Financial Information

Sendas Distribuidora S.A.

ASSAÍ
ATACADISTA
MOTOS

IBOVESPAB3 IAGR0-FFSB3 IBRAB3 IBRX100B3 IGCB3 IGC-NMB3 IGCTB3 ITAGB3 MLCXB3 ISEB3 ICO2B3 IGPTWB3

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Index

Earnings Release	2
Independent Auditor's Report on Review of Quarterly Information	19

Corporate Information / Capital Composition	22

Interim financial information Individual Statements
Balance Sheet - Assets 23
Balance Sheet - Liabilities	24
Statements of Operations	25
Statements of Comprehensive Income	26
Statements of Cash Flows	27
Statements of Changes in Shareholders’ Equity	28
Statements of Value Added	29

Notes to the Interim Financial Information	30
Management Statement on the Financial Statements and Independent Auditor's Report	56

Earnings Release 2Q24

Aniversário Assaí
50 ANOS

EARNINGS CONFERENCE CALL

Friday, August 9, 2024

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Videoconference call in Portuguese via Zoom (simultaneous translation):
click here

Information and links to access the call are available on our website and our quarterly earnings materials.

ASAI3 B3 IBOVESPA B3 IBRA B3 IBRX100 B3 ISE B3 ICO2 B3
ICON B3 IGC B3 IGCT B3 ITAG B3 MLCX B3 ASAI NYSE

EARNINGS RELEASE 2Q24

São Paulo, August 8, 2024 Assaí Atacadista announces its results for the 2nd quarter of 2024. All comments on EBITDA exclude other operating expenses and income in the periods. The interim financial information was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM regulations and the technical pronouncements of the Accounting Pronouncements Committee (CPC). ***To better represent the financial situation of the business, numbers in this report are shown in the Pre-IFRS 16 view, which excludes the effects of IFRS 16/CPC 06 (R2). Reconciliation with IFRS 16 is available in a specific chapter in this document.***

2Q24 (vs. 2Q23)

REVENUE OF R$19.5 BILLION WITH GROSS MARGIN INCREASE DUE TO EFFICIENT COMMERCIAL DYNAMICS
EBITDA MARGIN PRE-IFRS16 ADVANCES +0.3 p.p. DRIVEN BY THE MATURATION OF THE NEW STORES
DECREASE IN LEVERAGE TO 3.65x (vs. 3.75x IN 1Q24 and 4.25x IN 2Q23) DUE TO OPERATIONAL IMPROVEMENT

EXPANSION

24 stores opened in the last 12 months: +133,000 square meters added to the sales area (+10% vs. 2Q23)

- 5 stores in 1H24 and improved footprint in Espírito Santo (ES) state with store opening in the capital, Vitória, in 2Q24
- 15 new units planned for 2024, surpassing the mark of 300 stores in operation (5 in 1H24 and 10 in 2H24)

SALES

R$ 19.5 billion, growth of ~R$2 billion (+11%): maturation of new stores and 'same-stores' performance

- **Same-store sales: +2.9% excluding calendar effect**
- **Sales per square meter: R$ 4.4 thousand**, the highest productivity in the sector
- **Tickets: 77 million (+9%)**, which represents an increase of more than 2 million clients per month
- Revenue 1H24: R$ 38.3 billion, with an increase of R$ 4.2 billion (+12% vs. 1H23)

EBITDA

R$ 965M in Pre-IFRS 16 view, **an increase of +18%, with 0.3 p.p. margin expansion to 5.4%**

- **EBITDA margin Pre-IFRS16 in line with the level prior to the conversion project**
- **Conversions maturation: EBITDA mg. Pre-IFRS16 of 2022 converted stores in line with Company's average (5.4% in LTM)**
- **EBITDA Post-IFRS 16: R$ 1.3 billion, with a margin of 7.2%** (+0.2 p.p. vs. 2Q23)
- In 1H24, EBITDA margin advances +0.6 p.p. in the Pre-IFRS16 view and +0.5 p.p. in the Post-IFRS16 view (vs. 1H23)

NET INCOME

EBT Pre-IFRS 16 of R$ 226M in 2Q24, **increases R$ 90M vs. 2Q23 (+66%),** reaching R$ 347M in 1H24 (+157%)
Net Income Pre-IFRS 16 **of R$ 165 million in 2Q24 (R$ 258M in 1H24)**

- Net Income Post-IFRS 16 of R$ 123M in 2Q24 (R$ 183 million in 1H24)

LEVERAGE AND CASH FLOW

Continued reduction in leverage[(1)] to 3.65x in 2Q24 (-0.60x vs. 2Q23 and -0.10x vs. 1Q24)

- **Important EBITDA contribution to the deleveraging process, with an increase of R$ 827M (+28%) in the 12-month period**
- **Leverage target below 3.2x by the end of 2024**

Available cash position[(2)] amounted to ~R$ 7 billion in 2Q24 (+34% vs. 2Q23)

- **Success in debentures issue: R$ 1.8 billion at CDI+1.25%, below the average cost of debt (CDI+1.49% in 1Q24)**
- **Stable working capital level in the quarter compared to 1Q24 (~5 days)**

(1) Net Debt + Discounted receivables+ Balance payable from acquisitions of hypermarkets / Adjusted EBITDA Pre-IFRS16

(2) Include Cash and Cash Equivalents and Undiscounted Receivables

We ended the first half of 2024 with the opening of 5 new stores, improvement in profitability due to continuous maturation of the new stores, and reduction in leverage, which reached 3.65x in the last quarter. Revenue exceeded R$ 38 billion, an increase of R$ 4.2 billion from 1H23, while the EBITDA pre-IFRS 16 reached R$1.9 billion, with a margin of 5.3%, +0.6 p.p. higher vs. 1H23. The second half of the year begins with the celebration of our 50th anniversary. It will be the largest campaign in our history: we will have the participation of over 50 suppliers and distribute R$ 20 million in prizes, including a trip on an exclusive Assaí ship with a capacity for 5,000 people. We reiterate the expansion projections, with the opening of 10 more stores in the second half of the year, ending the year with 15 new units and thus surpassing the 300-store mark in operation, as well as reducing leverage to below 3.2x, reinforcing our commitment to sustainable growth and value creation for our shareholders.

Belmiro Gomes, CEO of Assaí

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FINANCIAL HIGHLIGHTS

Pre-IFRS16 (R$ million)	2Q24	2Q23	Δ	1H24	1H23	Δ
Gross Revenue Net Revenue Gross Profit (1)	19,469 17,871 2,942	17,553 15,984 2,589	10.9% 11.8% 13.6%	38,295 35,093 5,737	34,120 31,080 4,981	12.2% 12.9% 15.2%
Gross Margin (1)	16.5%	16.2%	0.3 p.p.	16.3%	16.0%	0.3 p.p.
Selling, General and Administrative Expenses	(2,002)	(1,795)	11.5%	(3,925)	(3,555)	10.4%
% of Net Revenue	-11.2%	-11.2%	0.0 p.p.	-11.2%	-11.4%	0.2 p.p.
Adjusted EBITDA (2)(3)	965	815	18.4%	1,862	1,467	26.9%
Adjusted EBITDA Margin (2)(3)	5.4%	5.1%	0.3 p.p.	5.3%	4.7%	0.6 p.p.
Net Financial Result	(468)	(420)	11.4%	(978)	(848)	15.3%
% of Net Revenue	-2.6%	-2.6%	0.0 p.p.	-2.8%	-2.7%	-0.1 p.p.
Income Before Income Tax - EBT	226	136	66.2%	347	135	157.0%
% of Net Revenue	1.3%	0.9%	0.4 p.p.	1.0%	0.4%	0.6 p.p.
Net Income for the Period	165	174	-5.2%	258	252	2.4%
Net Margin	0.9%	1.1%	-0.2 p.p.	0.7%	0.8%	-0.1 p.p.
Post-IFRS16
Adjusted EBITDA (2) (3)	1,288	1,113	15.7%	2,505	2,064	21.4%
Adjusted EBITDA Margin(2) (3)	7.2%	7.0%	0.2 p.p.	7.1%	6.6%	0.5 p.p.
Income Before Income Tax - EBT	158	109	45.0%	212	98	116.3%
% of Net Revenue	0.9%	0.7%	0.2 p.p.	0.6%	0.3%	0.3 p.p.
Net Income for the period	123	156	-21.2%	183	228	-19.7%
Net Margin	0.7%	1.0%	-0.3 p.p.	0.5%	0.7%	-0.2 p.p.
(1)	Includes logistical depreciation (highlighted in the Income Statement on page 14);
(2)	Operating profit before interest, taxes, depreciation and amortization;
(3)	Adjusted by the Result of Other Operating Expenses and Income.

REVENUE EXPANSION WITH INCREASING CUSTOMER TRAFFIC AND IMPROVED SAME-STORE SALES GROWTH

(1)	LfL excludes calendar effect of -0.7%

Net sales reached R$ 17.9 billion in 2Q24 (+11.8%), with an increase of R$ 1.9 billion compared to 2Q23. In the 2-year period, sales showed a significant increase of R$ 4.6 billion (+34.5% vs. 2Q22). The number of tickets reached 77 million in 2Q24 (+9.3% vs. 2Q23 and +36.5% in two years). The performance is the result of:

(i)	the performance of the 24 stores opened over the last 12 months (+9.6%), of which 9 conversions;
(ii)	'same-store' sales of +2.9% (excluding the calendar effect referring to the Easter shift to 1Q24), with a highlight on the performance of converted stores and gains in market share in April and May;
(iii)	the positive impact on sales due to the strong movement of donations made by customers from all over Brazil to assist those affected by the floods that occurred in the state of Rio Grande do Sul in May; and
(iv)	the continuous improvement in the shopping experience, with an increase in the offering of services (such as butcher sections, cold cuts sections or bakeries) in 80 stores from April to July/24. By the end of this period, the Company has 234 stores offering services.

Sales per square meter reached R$ 4.4 thousand in 2Q24, a level that represents the highest productivity in the sector.

In 1H24, net sales reached R$ 35.1 billion, a growth of +12.9%, representing an increase of R$ 4.0 billion compared to 1H23. Sales performance reflects the progress of the maturation of conversions and a +3.2% growth in 'same-store' sales.

4

OPENING OF 5 STORES IN 1H24 AND EXPANSION OF PRESENCE IN THE ES

Assaí ended the quarter with 293 stores in operation after the opening of its first store in Vitória, expanding its presence in the state of Espírito Santo (ES) with the opening of the 2nd store in the state within less than 1 year. In the last 12 months,

24 stores were opened, of which 9 were conversions and 15 were organic stores, representing an addition of 133,000 square meters to the sales area (+9.8% vs. 2Q23).

For the second half-year, we have planned the opening of 10 more stores, in line with the guidance of 15 new ones for the year, which will lead Assaí to surpass the mark of 300 stores in operation by the end of 2024.

COMMERCIAL GALLERIES REACH 74% OCCUPANCY AND CONTRIBUTE TO THE MATURATION OF CONVERSIONS

The commercial galleries project, an important tool to drive customer traffic and generate incremental revenue and dilution of occupancy costs, continues to evolve. Revenue reached R$ 26 million in the quarter, a growth of +13.0% versus 2Q23, while occupancy reached approximately 74% (vs. 70% in 1Q24). In the first 6 months of the year, revenue from commercial galleries totaled R$52 million, up +18.2% from 1H23.

CONVERSIONS MATURATION IS EVOLVING, CONTRIBUTING TO THE COMPANY'S CONSOLIDATED PROFITABILITY GROWTH

The 64 hypermarket conversions, located in privileged, densely populated and widely known locations, continue to undergo the maturation process, contributing significantly to the Company's results.

The 47 stores converted in 2022, which already show a more advanced stage of maturation, achieved an average sale/store of around R$ 26.5 million in 2Q24. The EBITDA margin of conversions inaugurated in 2022 reached 5.1% in the quarter (+1.4p.p. vs. 2Q23). The sales level reached at the end of 2Q24 represents an increase of approximately 25% in comparison to the organic stores opened until 2022, which ended the period with an average monthly revenue of R$ 21.2 million.

In the last 12-month period, the average monthly revenue of the 47 conversions inaugurated in 2022 reached R$ 26.5 million, with an EBITDA margin of 5.4%, with an increase of +1.0 p.p. in the last 6 months.

EVOLUTION OF PHYGITAL STRATEGY WITH IMPROVEMENTS IN ‘MEU ASSAÍ’ APP

‘Meu Assaí’ App reached 14 million registered customers, which represents an increase of approximately 1 million customers between April and June. One of the objectives of the Assaí 50th Anniversary Campaign, in effect since the beginning of August, is to expand the customer base registered in the app, contributing to the Company's strategy of gaining a better understanding of customers' consumption habits.

5

Furthermore, aiming to increase customer convenience, the application was updated in June 2024. In the new version, it is possible to find exclusive discounts, promotional circulars for the period based on geolocation (with direction to the nearest store), digital wallet (with the possibility of viewing the digital balance and a tool for calculating savings with the use of the app), as well as the opportunity to request the Passaí card online.

PROFITABILITY EVOLUTION REFLECTS STORES MATURATION AND EXPENSES CONTROL

Gross profit reached R$ 2.9 billion, 13.6% higher than 2Q23, resulting in a margin of 16.5% (+0.3 p.p. vs. 2Q23). The performance in the period is mainly the result of:

(i)	the maturation of the new stores;
(ii)	the efficient commercial strategy, which resulted in Market Share gains in the months of April and May;
(iii)	the fast adjustment of assortments and services that, together with the ongoing evolution of the business model, continues to provide continuous growth in customer traffic.

In 1H24, gross profit reached R$ 5.7 billion (+15.2% vs. 1H23), with a margin of 16.3% (+0.3 p.p. vs. 1H23). This performance resulted in stability in market share and reflects Assaí's commercial strategy, aligned to market competitiveness, stores in maturation phase, and investments in the modernization of our units and in the improvement of the shopping experience to meet the growing demands of our customers.

Selling, general and administrative expenses corresponded to 11.2% of net sales in 2Q24. The stability compared to 2Q23 reflects efficiency in expense control and the continuity of the maturation process of new stores, even amid the implementation of services (such as butcher sections, cold cuts sections or bakeries) in 80 stores since April. In 1H24, the representativeness of selling, general and administrative expenses in relation to net sales decreased 0.2 p.p., reaching 11.2%, a result explained by operational efficiency gains due to maturation of the operation of new stores.

Equity income, an interest of approximately 18% in FIC, totaled R$ 16 million in 2Q24, representing an increase of +33.3% vs. 2Q23. The number of Passaí cards issued reached 2.9 million (+17.9% vs. 2Q23), now accounting for 4.3% of sales.

EBITDA in the quarter totaled R$ 965 million, an increase of R$ 150 million or +18.4%, with a margin of 5.4% (+0.3 p.p. vs. 2Q23). In 1H24, EBITDA reached R$ 1.9 billion (+R$ 395 million vs. 1H23), resulting in a margin of 5.3%, which represents a significant expansion of +0.6 p.p. compared to the previous year. The margin level presented in 2Q24 and 1H24 represents a return to levels seen before the conversion project, attesting the maturation of the new stores and the attractiveness of the business model.

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STABLE FINANCIAL RESULT AS % OF NET SALES

(R$ million)	2Q24	2Q23	Δ	1H24	1H23	Δ
Cash and Cash Equivalent Interest	19	31	-38.7%	35	74	-52.7%
Debt Burden	(503)	(393)	28.0%	(1,012)	(770)	31.4%
Cost and Discount of Receivables	(20)	(23)	-13.0%	(65)	(49)	32.7%
Other Financial Revenues/Expenses and Net Monetary Correction	36	(35)	-202.9%	64	(103)	-162.1%
Net Financial Result	(468)	(420)	11.4%	(978)	(848)	15.3%
% of Net Revenue	-2.6%	-2.6%	0.0 p.p.	-2.8%	-2.7%	-0.1 p.p.

The net financial result totaled R$ 468 million in 2Q24, equivalent to 2.6% of net sales, a stable level when compared to 2Q23. The nominal variation in the financial result compared to 2Q23 is explained by:

(i)	the Cash and Cash Equivalents yield, impacted by the lower average cash applied compared to the previous period (R$ 835 million in 2Q24 vs. R$ 1.2 billion in 2Q23). However, the average cash has increased compared to the last 2 quarters (R$ 777 million in 4Q23 and R$ 639 million in 1Q24);
(ii)	the increase in the Debt Cost line due to:
a.	the mark-to-market adjustment of debts indexed to IPCA with a swap to CDI (4 series of CRIs), resulting in a non-cash negative impact of R$ 33 million in 2Q24 (vs. positive R$ 9 million in 2Q23); and
b.	the lower level of capitalized interest (non-cash effect) due to the final phase of the conversion project (R$ 5.5 million in 2Q24 vs. R$ 53.4 million in 2Q23);
(iii)	the positive impact on the Other Financial Revenues/Expenses and Monetary Correction line, mainly due to the end of interest related to the hypermarkets acquisition (R$ 0 in 2Q24 vs. expense of R$ 55 million in 2Q23).

Sequentially, the net financial result for 2Q24 reduced R$ 42 million (vs. R$ 510 million in 1Q24) and -0.4p.p. as a % of net sales (3.0% in 1Q24).

EARNINGS BEFORE TAXES INCREASES 66% GIVEN OPERATIONAL IMPROVEMENTS

Earnings before tax (EBT) in the pre-IFRS16 view reached R$ 226 million in 2Q24, an increase of R$ 90 million compared to the same period last year, representing an expansion of +66.2% vs. 2Q23. In the year-to-date, EBT pre-IFRS16 totaled R$ 347 million, which represents a significant growth of 157.0% compared to 1H23. In the post-IFRS16 view, in turn, EBT was R$ 158 million (+R$ 49 million or +45.0% vs. 2Q23), accumulating R$ 212 million in 1H24 (+116.3% vs. 1H23).

Net income in the pre-IFRS16 view totaled R$ 165 million in 2Q24, with net margin of 0.9%. In the first 6 months of the year, net income pre-IFRS16 reached R$ 258 million, with a margin of 0.7%. This result is explained mainly by the continued maturation process of the new stores and by expense control, despite the higher financial expense and the restrictions of the new rules for the use of the subsidy for investments.

In the post-IFRS16 view, quarterly net income reached R$ 123 million, with a net margin of 0.7%. In 1H24, net income totaled R$ 183 million, with a margin of 0.5%.

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INVESTMENTS IN THE ORGANIC EXPANSION PROGRESS

(R$ million)	2Q24	2Q23	Δ	1H24	1H23	Δ
New stores and land acquisition	205	528	(323)	384	923	(539)
Store renovation and maintenance	80	98	(18)	121	127	(6)
Infrastructure and others	35	24	11	46	50	(4)
Gross Total Investiments	320	650	(330)	551	1,100	(549)

The investments (considering addition to property, plant and equipment) totaled R$ 320 million in 2Q24 and R$ 551 million in 1H24. The amount in the 1H24 is due to the expansion progress, with the opening of 5 stores in 1H24, 4 stores in 1Q24 and 1 store in 2Q24, in addition to 10 stores under construction with expected opening in 2H24.

CASH CYCLE DEMONSTRATES RESILIENCE OF THE BUSINESS MODEL

In days of COGS

(1)	Cash Cycle = Suppliers (-) Inventories (-) Receivables (Including discounted receivables)

The cash cycle remained stable compared to 1Q24 (5.0 days in the 2Q24 vs. 4.6 days in the 1Q24).

Compared to 2Q23, cash cycle reduced 5.6 days, mainly due to the decrease in supplier days. As mentioned in the 2Q23 earnings call, the strong comparison base was a one-off event.

It is important to note that the receivables line shows a slight decrease compared to 2Q23 and stability compared to 1Q24. The Company emphasizes that there was no change in the installment policy for clients purchases in 2Q24.

Over the past 24 months, the following factors affected the cash cycle:

•	2Q22: Higher inventory levels (51.5 days) preceding the intense process of opening 52 stores in the second half of 2022;
•	2Q23: (i) normalization of inventory days, with a reduction of 6.3 days (from 51.5 days in 2Q22 vs. 45.2 days in 2Q23), following the intense pace of expansion and maturation of new stores, as well as preparation for the deflationary period, which led to a (ii) temporary increase in supplier of 6.9 days (67.9 days in 2Q23 vs. 60.4 days in 2Q22);
•	2Q24: An improvement of 0.9 days in inventory compared to 2Q23, reaching 44.3 days, continuing the store maturation process.

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OPERATING CASH GENERATION OF R$ 7.6 BILLION SUPPORTED 88% OF INVESTMENTS IN 2 YEARS

(R$ million - Last 24 months)	2Q24
EBITDA (1)	6,834
Change in WK	816
Operational Cash Generation	7,650
Capex	(5,623)
Acquisition of Hypermarkets	(2,879)
Free Cash Generation	(852)
Dividends	22
Payment of Interests	(3,431)
Total Cash Generation	(4,261)

(1) Adjusted EBITDA Pre IFRS16 (excluding equity income)

The operational cash generation totaled R$ 7.6 billion over the past 24 months. This performance is due to the EBITDA, which totaled R$ 6.8 billion, and a positive working capital variation of R$ 816 million, as detailed in the previous section.

Over the last 2 years, Assaí underwent a significant expansion, opening 84 stores (64 conversions of acquired hypermarkets and 20 organic). The Company invested R$ 8.5 billion, of which R$ 4.8 billion was in expansion (organic openings and hypermarket conversions), R$ 2.9 billion for the acquisition of 66 hypermarkets, and R$ 0.9 billion in maintenance and renovations, including the implementation of new services. Operational cash generation (R$ 7.6 billion) supported 88% of the total investment made during the period.

Additionally, the cash flow also reflects the effects of the higher level of debt and interest payments, resulting from the expansion process that includes hypermarket conversions and the high SELIC rate.

9

CONTINUED REDUCTION IN LEVERAGE

(R$ Million)	2Q24	2Q23
Current Debt	(6,362)	(1,198)
Non-Current Debt	(11,098)	(11,738)
Total Gross Debt	(17,460)	(12,936)
Cash and Cash Equivalent	5,104	4,596
Net Debt	(12,356)	(8,340)
Balance of Receivables discounted	(1,630)	(2,420)
Payable on the hypermarkets acquisition (2)	-	(1,997)
Net Debt + Receivable discounted + Payable on the hypermarkets acquisition	(13,986)	(12,756)
Adjusted EBITDA Pre IFRS 16 (1)	3,831	3,004
Net Debt + Receivable discounted + Payable on the hypermarkets acquisition /Adjusted EBITDA Pre IFRS16 (1)	-3.65x	-4.25x

(1) Adjusted EBITDA Pre IFRS 16 accumulated the last 12 months (excluding equity income)

(2) End of payments for the acquisition of hypermarkets in 1Q24

Success in the issuance of debentures: R$ 1.8 billion at CDI+1.25%, below the average debt cost (CDI+1.49% in 1Q24) and with an extension of the average term (from 28 months to 32 months) as part of the process of improving the Company's debt profile. This issuance increases the level of gross debt, but also the level of cash and cash equivalents, with a neutral effect on net debt. It is worth noting that the increase in gross debt (from R$ 15.7 billion in 1Q24 to R$ 17.5 billion in 2Q24) is for a short period, as there are maturities of R$ 2.4 billion scheduled for the second half of 2024, with R$ 1.8 billion due in August.

The leverage ratio, represented by the Net Debt/Adjusted EBITDA Pre-IFRS16, reached 3.65x in 2Q24. This result represents a reduction of 0.60x compared to the same period last year and 0.10x compared to 1Q24 due to the operating cash flow generated with the maturation of the new stores.

(1)	Adjusted EBITDA Pre-IFRS16 accumulated the last 12 months (excluding equity income)
(2)	Contractual Ratios: [Gross Debt (-) Cash (-) Card Receivables] / [Gross Profit (-) SG&A (-) Depreciation and Amortization (+) Other Operating Income] Unscaled graph

At the end of the period, the balance of discounted receivables was R$ 1.6 billion, with an average term of 7 days. Note that the prepayment of receivables is a typical operation of the Brazilian retail/market and a relevant component of the Company's treasury management, which manages the cash balance invested and the amount of receivables available for discount.

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COMPANY'S CASH AND CASH EQUIVALENTS TOTAL R$ 7 BILLION

The Company ended the quarter with total cash and cash equivalents of R$ 6.9 billion including undiscounted receivables that can be converted into cash by the next business day (D+1). This amount was R$1.7 billion higher than in 1Q24 and R$1.8 billion compared to 2Q23, especially due to inflow of resources related to the issuance of debentures by the end of June 2024 (R$ 1.8 billion).

The Company's cash and cash equivalents increase along with the average cash balance of R$ 835 million in 2Q24 (compared to R$ 777 million in 4Q23 and R$ 639 million in 1Q24) and the balance of undiscounted receivables (R$ 1.8 billion at the end of 2Q24 vs. R$ 535 million at the end of 2Q23 and vs. R$ 625 million in 1Q24) due to the latest issue of debentures.

FORFAITING

Operations involving the sale of receivables to a financial institution and prepayment of receivables are common practices in the retail sector and in the Brazilian market.

The Company offers its product and property, plant and equipment suppliers the possibility of advancing their receivables through agreements with financial institutions. The agreements are designed to provide advance liquidity to suppliers and hence such operations, also known as “forfaiting”, are carried out at the sole discretion of the supplier. As such, financial institutions become the creditors and the Company makes payments under the same conditions agreed originally with the suppliers and receives a commission from the financial institutions for this intermediation recorded as financial revenue, which totaled R$ 28 million in 1H24. There is no obligation resulting in expenses for the Company and these liabilities are not considered net debt.

The Company Management also considered the guidelines issued by CVM SNC/SEP Letter 01/2022, providing the qualitative aspects on this topic and concluded that there are no significant impacts precisely because the economic essence of the transaction is maintained and because there is no change in the conditions originally agreed with suppliers.

On June 30, 2024, the balance payable on these operations was R$ 659 million (R$ 510 million related to products and R$ 149 million to property, plant and equipment) vs. R$ 1.5 billion on December 31, 2023 (R$ 1.1 billion related to products and R$ 389 million to property, plant and equipment) vs. R$1.5 billion on June 30, 2023 (R$ 593 million related to products and R$ 956 million to property, plant and equipment).

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CONTINUOUS SUSTAINABILITY IMPROVEMENTS

The Company’s new Sustainability Strategy aims to boost prosperity for all through responsible and transparent operations and less environmental impact, based on three strategic pillars:

•	Efficient operations: innovations to reduce impact on the climate and ensure more responsible supply chains.
•	People and community development: promoting prosperity for all, with growth opportunities for employees, entrepreneurs and communities.

•        Ethical and transparent management: ethical and transparent relationships guided by ESG good practices. The highlights of 2Q24 were:

EFFICIENT OPERATIONS

•	Reuse of 42% in waste treatment processes in 2Q24 through recycling, composting, and reduction of food waste (-1% p.p. vs. 2023), notably through the Destino Certo program, which prevented more than 929 tons of fruits and vegetables from being sent to landfills.

PEOPLE AND COMMUNITY DEVELOPMENT

•	Assaí continued its efforts to promote an increasingly diverse and inclusive working environment:
o	25.1% of women in leadership positions (-0.3 p.p. vs. 2Q23);
o	42.9% of Black people in leadership positions (managers and above), stable vs. 2Q23;
o	Among the Ibovespa companies with the highest level of black people in leadership positions
o	Certification as one of the "best companies for LGBTQIA+ people to work for", according to the Human Rights Campaign (HRC) Foundation, Instituto Mais Diversidade and the LGBTI+ Forum.
•	Through the Assaí Institute, the Company continues to promote opportunities and paths to prosperity for people and communities:
o	Donation of 1,365 tons of food and hygiene and cleaning items to families in vulnerable situations in 2024, including the emergency action in support of the State of Rio Grande do Sul (RS), sending 88 tons of food, 750 mattresses, and 2,500 blankets to families affected by heavy rains;
o	Donation of 54 tons of clothes, warm clothing and blankets destined (+28% vs. 2Q23) to 31 partner social institutions throughout Brazil through the campaign "Warm Clothing is Something We Share";
o	The Sports and Citizenship Forum was held involving more than 40 social institutions to discuss gender equality, anti-racist education, mental health, and non-violent communication in sports.

AWARDS AND RECOGNITIONS

The highlights in the period were:

•	Ibevar-FIA 2024 Ranking: Most admired wholesaler by consumers;
•	25th edition of the Modern Consumer Award for Excellence in Customer Service: for the 4th time awarded 1st place in the Retail - Supermarkets, Proximity and Cash & Carry category;
•	The Best of São Paulo: elected by the people of São Paulo, for the 9th consecutive time, the Best Wholesaler in the capital;
•	Brazilian Supermarkets Association (ABRAS) and ABAAS Rankings: 2nd place among the largest food retailers in Brazil in 2023 (criterion: revenue);
•	Best Investor Day by Institutional Investor: 3rd place in the retail category according to the Buy Side evaluation;
•	Interbrand Ranking of Most Valuable Brazilian Brands: 22nd most valuable Brazilian brand and 1st in the food retail segment.

12

ABOUT SENDAS DISTRIBUIDORA S.A.

Assaí Atacadista is a Corporation (company without a single controlling shareholder) that has been operating for 50 years in Cash & Carry and the food network with the biggest presence in Brazilian homes (NielsenIQ Homescan). It is one of Brazil's largest retailers, having recorded gross sales of R$ 72.8 billion in 2023. Established in São Paulo (SP), it serves small and midsize merchants and consumers who seek greater savings in both unitary and large volume purchases.

Assaí is the only exclusively Cash&Carry company whose shares are listed on both the Brazilian Stock Exchange (B3 - ASAI3) and the New York Stock Exchange (NYSE - ASAI). Currently, it has 293 stores across all regions in Brazil (24 states and the Federal District) and more than 80,000 employees, being considered one of the best companies to work for in Brazil by the Great Place to Work (GPTW). Recognized for its strong social work, it has the Assaí Institute, which, since 2022, has been working on social impact actions in support of entrepreneurship, promotion of sports, and food security.

Throughout the second quarter of 2024, it was ranked 1st in the Retail - Supermarkets, Proximity, and Cash & Carry category of the 25th edition of the Modern Consumer Award for Excellence in Customer Service, in addition to being the 22nd most valuable Brazilian brand and the 1st in the food retail segment according to the Interbrand Ranking of Most Valuable Brazilian Brands. The Company is also the only food retailer in the top 10 of the IDIVERSA B3 portfolio, which recognizes publicly held companies with the best indices in racial and gender diversity.

CONTACTS – INVESTOR RELATIONS DEPARTMENT

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

Guilherme Muniz

João Felipe Pessoa

Marcel Silva

Email: ri.assai@assai.com.br

Website: www.ri.assai.com.br

13

APPENDICES

IFRS-16 IMPACTS

With the adoption of IFRS16 in January 2019, a few income statement lines are affected. The table shows the key changes:

2Q24 2Q23

(R$ million)	PRE	POST	Δ	PRE	POST	Δ
Selling, General and Administrative Expenses	(2,002)	(1,698)	304	(1,795)	(1,480)	315
Adjusted EBITDA	965	1,288	323	815	1,113	298
Adjusted EBITDA Margin	5.4%	7.2%	1.8 p.p.	5.1%	7.0%	1.9 p.p.
Other Operating Revenue (Expenses), net	(4)	(4)	-	(19)	(18)	1
Depreciation and Amortization	(267)	(407)	(140)	(240)	(358)	(118)
Net Financial Result	(468)	(719)	(251)	(420)	(628)	(208)
Income Tax and Social Contribution	(61)	(35)	26	38	47	9
Net Income for the Period	165	123	(42)	174	156	(18)
Net Margin	0.9%	0.7%	-0.2 p.p.	1.1%	1.0%	-0.1 p.p.

1H24 1H23

(R$ million)	PRE	POST	Δ	PRE	POST	Δ
Selling, General and Administrative Expenses	(3,925)	(3,319)	606	(3,555)	(2,992)	563
Adjusted EBITDA	1,862	2,505	643	1,467	2,064	597
Adjusted EBITDA Margin	5.3%	7.1%	1.8 p.p.	4.7%	6.6%	1.9 p.p.
Other Operating Revenue (Expenses), net	(7)	(8)	(1)	(24)	(14)	10
Depreciation and Amortization	(530)	(806)	(276)	(460)	(694)	(234)
Net Financial Result	(978)	(1,479)	(501)	(848)	(1,258)	(410)
Income Tax and Social Contribution	(89)	(29)	60	117	130	13
Net Income for the Period	258	183	(75)	252	228	(24)
Net Margin	0.7%	0.5%	-0.2 p.p.	0.8%	0.7%	-0.1 p.p.

OPERATIONAL INFORMATION

I – Number of stores and sales area

# of Stores	2Q20	2Q21	2Q22	2Q23	3Q23	4Q23	1Q24	2Q24
Southeast	93	102	115	145	149	152	154	155
Northeast	44	49	61	74	76	82	83	83
MidWest	17	20	21	25	25	27	28	28
North	10	11	16	17	17	17	17	17
South	5	5	7	9	9	10	10	10
Total	169	187	220	270	276	288	292	293

Sales Area (thousand sqm meters)	724	810	1,007	1,350	1,390	1,456	1,478	1,483

Since the start of conversions (3Q22), six stores have been closed, one in 3Q22, three in 4Q22, one in 2Q23, and one in 3Q23. Furthermore, the sales area of five stores in operation was expanded through the conversion project.

14

FINANCIAL INFORMATION

The interim financial information (excluding appendix II) was prepared in accordance with international financial reporting standards issued by the International Accounting Standards Board (IASB), accounting practices adopted in Brazil, CVM standards and the technical pronouncements of the Accounting Pronouncements Committee (CPC).

II - Income Statement (Pre-IFRS 16)
(R$ million)	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Gross Revenue	19,469	17,553	10.9%	38,295	34,120	12.2%
Net Revenue	17,871	15,984	11.8%	35,093	31,080	12.9%
Cost of Goods Sold	(14,920)	(13,386)	11.5%	(29,338)	(26,082)	12.5%
Depreciation (Logistic)	(9)	(9)	0.0%	(18)	(17)	5.9%
Gross Profit	2,942	2,589	13.6%	5,737	4,981	15.2%
Selling Expenses	(1,804)	(1,614)	11.8%	(3,519)	(3,163)	11.3%
General and Administrative Expenses	(198)	(181)	9.4%	(406)	(391)	3.8%
Selling, General and Adm. Expenses	(2,002)	(1,795)	11.5%	(3,925)	(3,555)	10.4%
Equity income	16	12	33.3%	32	24	33.3%
Other Operating Expenses, net	(4)	(19)	-78.9%	(7)	(24)	-70.8%
Depreciation and Amortization	(258)	(231)	11.7%	(512)	(443)	15.6%
Earnings Before Interest and Taxes - EBIT	694	556	24.8%	1,325	983	34.8%
Financial Revenue	54	59	-8.1%	107	129	-16.9%
Financial Expenses	(522)	(479)	9.0%	(1,085)	(977)	11.1%
Net Financial Result	(468)	(420)	11.4%	(978)	(848)	15.3%
Income Before Income Tax - EBT	226	136	66.2%	347	135	157.0%
Income Tax and Social Contribution	(61)	38	-260.5%	(89)	117	-176.1%
Net Income for the Period	165	174	-5.2%	258	252	2.4%
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	961	796	20.7%	1,855	1,443	28.6%
Adjusted EBITDA (1)	965	815	18.4%	1,862	1,467	26.9%

% of Net Revenue	2Q24	2Q23	Δ p.p.	1H24	1H23	Δ p.p.
Gross Profit	16.5%	16.2%	0.3 p.p.	16.3%	16.0%	0.3 p.p.
Selling Expenses	-10.1%	-10.1%	0.0 p.p.	-10.0%	-10.2%	0.2 p.p.
General and Administrative Expenses	-1.1%	-1.1%	0.0 p.p.	-1.2%	-1.3%	0.1 p.p.
Selling, General and Adm. Expenses	-11.2%	-11.2%	0.0 p.p.	-11.2%	-11.4%	0.2 p.p.
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.0%	-0.1%	0.1 p.p.	0.0%	-0.1%	0.1 p.p.
Depreciation and Amortization	-1.4%	-1.4%	0.0 p.p.	-1.5%	-1.4%	-0.1 p.p.
EBIT	3.9%	3.5%	0.4 p.p.	3.8%	3.2%	0.6 p.p.
Net Financial Result	-2.6%	-2.6%	0.0 p.p.	-2.8%	-2.7%	-0.1 p.p.
Income Before Income Tax - EBT	1.3%	0.9%	0.4 p.p.	1.0%	0.4%	0.6 p.p.
Income Tax and Social Contribution	-0.3%	0.2%	-0.5 p.p.	-0.3%	0.4%	-0.7 p.p.
Net Income for the Period	0.9%	1.1%	-0.2 p.p.	0.7%	0.8%	-0.1 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	5.4%	5.0%	0.4 p.p.	5.3%	4.6%	0.7 p.p.
Adjusted EBITDA (1)	5.4%	5.1%	0.3 p.p.	5.3%	4.7%	0.6 p.p.
(1) Adjusted for Other Operating Revenue (Expenses)

15

III - Income Statement (Post-IFRS 16)
R$ - Million	2Q24	2Q23	Δ%	1H24	1H23	Δ%
Gross Revenue	19,469	17,553	10.9%	38,295	34,120	12.2%
Net Revenue	17,871	15,984	11.8%	35,093	31,080	12.9%
Cost of Goods Sold	(14,901)	(13,403)	11.2%	(29,301)	(26,048)	12.5%
Depreciation (Logistic)	(22)	(17)	29.4%	(42)	(40)	5.0%
Gross Profit	2,948	2,564	15.0%	5,750	4,992	15.2%
Selling Expenses	(1,504)	(1,303)	15.4%	(2,920)	(2,609)	11.9%
General and Administrative Expenses	(194)	(177)	9.6%	(399)	(383)	4.2%
Selling, General and Adm. Expenses	(1,698)	(1,480)	14.7%	(3,319)	(2,992)	10.9%
Equity income	16	12	33.3%	32	24	33.3%
Other Operating Expenses, net	(4)	(18)	-77.8%	(8)	(14)	-42.9%
Depreciation and Amortization	(385)	(341)	12.9%	(764)	(654)	16.8%
Earnings Before Interest and Taxes - EBIT	877	737	19.0%	1,691	1,356	24.7%
Financial Revenue	54	59	-8.5%	97	129	-24.8%
Financial Expenses	(773)	(687)	12.5%	(1,576)	(1,387)	13.6%
Net Financial Result	(719)	(628)	14.5%	(1,479)	(1,258)	17.6%
Income Before Income Tax - EBT	158	109	45.0%	212	98	116.3%
Income Tax and Social Contribution	(35)	47	-174.5%	(29)	130	-122.3%
Net Income for the Period	123	156	-21.2%	183	228	-19.7%
EBITDA - (Earnings before Interest, Taxes, Depreciation, Amortization)	1,284	1,095	17.3%	2,497	2,050	21.8%
Adjusted EBITDA (1)	1,288	1,113	15.7%	2,505	2,064	21.4%

(R$ million)	2Q24	2Q23	Δ p.p.	1H24	1H23	Δ p.p.
Gross Profit	16.5%	16.0%	0.5 p.p.	16.4%	16.1%	0.3 p.p.
Selling Expenses	-8.4%	-8.2%	-0.2 p.p.	-8.3%	-8.4%	0.1 p.p.
General and Administrative Expenses	-1.1%	-1.1%	0.0 p.p.	-1.1%	-1.2%	0.1 p.p.
Selling, General and Adm. Expenses	-9.5%	-9.3%	-0.2 p.p.	-9.5%	-9.6%	0.1 p.p.
Equity Income	0.1%	0.1%	0.0 p.p.	0.1%	0.1%	0.0 p.p.
Other Operating Expenses, net	0.0%	-0.1%	0.1 p.p.	0.0%	0.0%	0.0 p.p.
Depreciation and Amortization	-2.2%	-2.1%	-0.1 p.p.	-2.2%	-2.1%	-0.1 p.p.
EBIT	4.9%	4.6%	0.3 p.p.	4.8%	4.4%	0.4 p.p.
Net Financial Result	-4.0%	-3.9%	-0.1 p.p.	-4.2%	-4.0%	-0.2 p.p.
Income Before Income Tax - EBT	0.9%	0.7%	0.2 p.p.	0.6%	0.3%	0.3 p.p.
Income Tax and Social Contribution	-0.2%	0.3%	-0.5 p.p.	-0.1%	0.4%	-0.5 p.p.
Net Income for the Period	0.7%	1.0%	-0.3 p.p.	0.5%	0.7%	-0.2 p.p.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	7.2%	6.9%	0.3 p.p.	7.1%	6.6%	0.5 p.p.
Adjusted EBITDA (1)	7.2%	7.0%	0.2 p.p.	7.1%	6.6%	0.5 p.p.
(1) Adjusted for Other Operating Revenue (Expenses)

16

IV - Balance Sheet (Post-IFRS 16)

ASSETS
(R$ million)	30.06.2024	31.12.2023
Current Assets	15,641	14,616
Cash and cash equivalent	5,104	5,459
Trade receivables	1,929	1,199
Inventories	7,242	6,664
Recoverable taxes	1,085	1,100
Derivative financial instruments	52	48
Other accounts receivable	229	146
Non-current assets	28,433	28,561
Deferred income tax and social contribution	216	171
Recoverable taxes	539	573
Derivative financial instruments	220	226
Related parties	19	23
Restricted deposits for legal proceedings	37	44
Other accounts receivable	116	118
Investments	802	864
Property, plan and equipment	13,183	13,148
Intangible assets	5,175	5,172
Right-of-use assets	8,126	8,222
TOTAL ASSETS	44,074	43,177
LIABILITIES
(R$ million)	30.06.2024	31.12.2023
Current Liabilities	18,727	16,425
Trade payables, net	9,715	9,759
Trade payables - Agreements	659	1,459
Trade payables - Agreements - Acquisition of hypermarkets	-	892
Borrowings	949	36
Debentures and promissory notes	5,465	2,079
Payroll and related taxes	640	624
Lease liabilities	374	532
Taxes payable	281	298
Income tax and social contribution payable	55	-
Deferred revenues	288	418
Other accounts payable	301	328
Non-current liabilities	20,520	22,122
Trade payables, net	25	38
Borrowings	926	1,947
Debentures and promissory notes	10,392	11,122
Provision for legal proceedings	242	263
Lease liabilities	8,840	8,652
Deferred revenues	32	37
Other accounts payable	63	63
Shareholders' Equity	4,827	4,630
Share capital	1,272	1,272
Capital reserve	72	56
Earnings reserve	3,492	3,309
Other comprehensive results	(9)	(7)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	44,074	43,177

17

V - Cash Flow (Post-IFRS 16)
(R$ million)	30.06.2024	30.06.2023
Net income for the period	183	228
Deferred income tax and social contribution	(44)	(128)
Loss on disposal of property, plant and equipment and lease	9	7
Depreciation and amortization	806	694
Interests and monetary variation	1,536	1,389
Share of profit and loss of associate	(32)	(24)
Provision of legal proceedings	34	90
Provision of stock option	16	9
Allowance for inventory losses and damages	288	242
(Reverse of) expected credit loss for doubtful accounts	(2)	3
	2,794	2,510
Variation of operating assets Trade receivables	(731)	(139)
Inventories	(866)	(149)
Recoverable taxes	49	271
Dividends received	94	20
Other assets	(98)	(108)
Related parties	4	(1)
Restricted deposits for legal proceedings	7	8
	(1,541)	(98)
Variation of operating liabilities Trade payables	(536)	526
Payroll and related taxes	16	(42)
Taxes and social contributions payable	38	(26)
Other accounts payable	(27)	(84)
Payment for legal proceedings	(60)	(34)
Deferred revenues	(135)	(118)
	(704)	222

Net cash generated by operating activities	549	2,634
Cash flow from investment activities Purchase of property, plant and equipment	(852)	(1,362)
Purchase of intangible assets	(19)	(29)
Proceeds from property, plant and equipment	2	16
Proceeds from assets held for sale	16	9
Net cash used in investment activities	(853)	(1,366)
Cash flow from financing activities Capital contribution	-	2
Proceeds from borrowings	2,300	300
Cost of funding of borrowings	(12)	(51)
Payments of borrowings	(199)	(104)
Payments of interest on borrowings	(567)	(502)
Dividend and Interest on own capital paid	-	(118)
Payments of lease liabilities	(148)	(169)
Payment of interest on lease liability	(529)	(476)
Payment of acquisition of hypermarkets	(896)	(1,396)
Net cash used in financing activities	(51)	(2,514)
Net decrease in cash and cash equivalents	(355)	(1,246)
Cash and cash equivalents at the beginning of the period	5,459	5,842
Cash and cash equivalents at the end of the period	5,104	4,596
Net decrease in cash and cash equivalents	(355)	(1,246)

18

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Sendas Distribuidora S.A.

Report on Review of

Interim Financial Information

for the Three-and-Six-month Periods Ended June 30, 2024

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

19

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese) REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of Sendas Distribuidora S.A.

Introduction

We have reviewed the accompanying interim financial information of Sendas Distribuidora S.A. (“Company”), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2024, which comprises the balance sheet as at June 30, 2024 and the related statements of operations and of comprehensive income for the three and six-month periods then ended and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Reporting and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Information (ITR).

Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the CVM.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (“DTTL”), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

Deloitte provides industry-leading audit and assurance, tax and legal, consulting, financial advisory, and risk advisory services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that help reinforce public trust in capital markets, enable clients to transform and thrive, and lead the way toward a stronger economy, a more equitable society, and a sustainable world. Building on its 175-plus year history, Deloitte spans more than 150 countries and territories. Learn how Deloitte’s approximately 457,000 people worldwide make an impact that matters at www.deloitte.com.

© 2024. For information, contact Deloitte Global.

20

Other matters

Statement of value added

The interim financial information includes the statement of value added (DVA) for the six-month period ended June 30, 2024, prepared under the responsibility of the Company’s Management, and disclosed as supplementary information for the purposes of international standard IAS 34. This statement has been subject to review procedures performed in conjunction with the review of the ITR to reach a conclusion on whether it is reconciled with the interim financial information and the accounting records, as applicable, and if its form and content are in accordance with the criteria defined in technical pronouncement

CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that this statement of value added was not prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and consistently with the interim financial information taken as a whole.

Convenience translation

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 8, 2024

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenorio
Auditores Independentes Ltda.	Engagement Partner

2024SP034160

© 2024. For information, contact Deloitte Global. 21

21

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Corporate information / Capital composition

22

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Assets R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2024	12/31/2023
1	Total Assets	44,074,000	43,177,000
1.01	Current Assets	15,641,000	14,616,000
1.01.01	Cash and cash equivalents	5,104,000	5,459,000
1.01.03	Acoounts Receivables	1,929,000	1,199,000
1.01.03.01	Trade Receivables	1,929,000	1,199,000
1.01.04	Inventories	7,242,000	6,664,000
1.01.06	Recoverable Taxes	1,085,000	1,100,000
1.01.08	Other Current Assets	281,000	194,000
1.01.08.03	Others	281,000	194,000
1.01.08.03.01	Derivative Financial Instruments	52,000	48,000
1.01.08.03.03	Other Accounts Receivable	229,000	146,000
1.02	Non-current Assets	28,433,000	28,561,000
1.02.01	Long-Term Assets	1,147,000	1,155,000
1.02.01.07	Deferred Taxes	216,000	171,000
1.02.01.09	Receivable From Related Parties	19,000	23,000
1.02.01.09.04	Receivable from Others Related Parties	19,000	23,000
1.02.01.10	Other Non-current Assets	912,000	961,000
1.02.01.10.04	Recoverable Taxes	539,000	573,000
1.02.01.10.05	Restricted Deposits for Legal Proceedings	37,000	44,000
1.02.01.10.06	Derivative Financial Instruments	220,000	226,000
1.02.01.10.07	Other Accounts Receivable	116,000	118,000
1.02.02	Investments	802,000	864,000
1.02.02.01	Investments in Associates	802,000	864,000
1.02.02.01.03	Joint Venture Participation	802,000	864,000
1.02.03	Property, Plant and Equipment	21,309,000	21,370,000
1.02.03.01	Property, Plant and Equipment in Use	13,183,000	13,148,000
1.02.03.02	Right of Use on Leases	8,126,000	8,222,000
1.02.04	Intangible Assets	5,175,000	5,172,000

23

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Balance Sheet - Liabilities R$ (in thousands)

		Current Quarter	Prior year
Account code	Account description	6/30/2024	12/31/2023
2	Total Liabilities	44,074,000	43,177,000
2.01	Current Liabilities	18,727,000	16,425,000
2.01.01	Payroll and Related Taxes	640,000	624,000
2.01.01.01	Social Taxes	81,000	84,000
2.01.01.02	Payroll Taxes	559,000	540,000
2.01.02	Trade Payables	10,374,000	12,110,000
2.01.02.01	National Trade Payables	10,374,000	12,110,000
2.01.02.01.01	Trade Payables	9,715,000	9,759,000
2.01.02.01.02	Trade Payables - Agreements	659,000	1,459,000
2.01.02.01.03	Trade payables - Agreements - Acquisition of hypermarkets	-	892,000
2.01.03	Taxes and Contributions Payable	336,000	298,000
2.01.04	Borrowings and Financing	6,414,000	2,115,000
2.01.04.01	Borrowings and Financing	949,000	36,000
2.01.04.02	Debentures	5,465,000	2,079,000
2.01.05	Other Liabilities	963,000	1,278,000
2.01.05.02	Others	963,000	1,278,000
2.01.05.02.09	Deferred Revenue	288,000	418,000
2.01.05.02.17	Lease Liability	374,000	532,000
2.01.05.02.19	Other Accounts Payable	301,000	328,000
2.02	Non-current Liabilities	20,520,000	22,122,000
2.02.01	Borrowings and Financing	11,318,000	13,069,000
2.02.01.01	Borrowings and Financing	926,000	1,947,000
2.02.01.02	Debentures	10,392,000	11,122,000
2.02.02	Other Liabilities	8,928,000	8,753,000
2.02.02.02	Others	8,928,000	8,753,000
2.02.02.02.05	Trade payables	25,000	38,000
2.02.02.02.09	Lease Liability	8,840,000	8,652,000
2.02.02.02.11	Other Accounts Payable	63,000	63,000
2.02.04	Provision	242,000	263,000
2.02.06	Deferred Earnings and Revenue	32,000	37,000
2.02.06.02	Deferred Revenue	32,000	37,000
2.03	Shareholders’ Equity	4,827,000	4,630,000
2.03.01	Share Capital	1,272,000	1,272,000
2.03.02	Capital Reserves	72,000	56,000
2.03.04	Earnings Reserves	3,492,000	3,309,000
2.03.08	Other Comprehensive Income	(9,000)	(7,000)

24

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Operations

R$ (in thousands)

		Current quarter	Year to date current year	Same quarter of previous year	Year to date prior year
Account code	Account description	4/1/2024 to 6/30/2024	1/1/2024 to 6/30/2024	4/1/2023 to 6/30/2023	1/1/2023 to 6/30/2023
3.01	Net Operating Revenue	17,871,000	35,093,000	15,984,000	31,080,000
3.02	Cost of Sales	(14,923,000)	(29,343,000)	(13,420,000)	(26,088,000)
3.03	Gross Profit	2,948,000	5,750,000	2,564,000	4,992,000
3.04	Operating Expense/Income	(2,071,000)	(4,059,000)	(1,827,000)	(3,636,000)
3.04.01	Selling Expenses	(1,504,000)	(2,920,000)	(1,303,000)	(2,609,000)
3.04.02	General and Administrative Expenses	(194,000)	(399,000)	(177,000)	(383,000)
3.04.05	Other Operating Expenses	(389,000)	(772,000)	(359,000)	(668,000)
3.04.05.01	Depreciation/ Amortization	(385,000)	(764,000)	(341,000)	(654,000)
3.04.05.03	Other Expenses Operating	(4,000)	(8,000)	(18,000)	(14,000)
3.04.06	Share of Profit of Associates	16,000	32,000	12,000	24,000
3.05	Profit from Operations Before Net Financial Expenses and Taxes	877,000	1,691,000	737,000	1,356,000
3.06	Net Financial Result	(719,000)	(1,479,000)	(628,000)	(1,258,000)
3.06.01	Financial Revenues	54,000	97,000	59,000	129,000
3.06.02	Financial Expenses	(773,000)	(1,576,000)	(687,000)	(1,387,000)
3.07	Income Before Income Tax and Social Contribution	158,000	212,000	109,000	98,000
3.08	Income Tax and Social Contribution	(35,000)	(29,000)	47,000	130,000
3.08.01	Current	(55,000)	(82,000)	2,000	2,000
3.08.02	Deferred	20,000	53,000	45,000	128,000
3.09	Net Income from Continued Operations	123,000	183,000	156,000	228,000
3.11	Net Income for the Period	123,000	183,000	156,000	228,000
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings Per Share
3.99.01.01	Common	0.09032	0.13507	0.11535	0.16867
3.99.02	Diluted Earnings Per Share
3.99.02.01	Common	0.09005	0.13472	0.11489	0.16815

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(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Comprehensive Income

R$ (in thousands)

Account code	Account description	Current quarter 4/1/2024 to 6/30/2024	Year to date current year 1/1/2024 to 6/30/2024	Same quarter of previous year 4/1/2023 to 6/30/2023	Year to date prior year 1/1/2023 to 6/30/2023
4.01	Net Income for the period	123,000	183,000	156,000	228,000
4.02	Other Comprehensive Income	(5,000)	(2,000)	(5,000)	(4,000)
4.02.04	Fair value of receivables	(8,000)	(3,000)	(8,000)	(6,000)
4.02.06	Income Tax Effect	3,000	1,000	3,000	2,000
4.03	Total Comprehensive Income for the period	118,000	181,000	151,000	224,000

26

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Cash Flows - Indirect method

R$ (in thousands)

		Year to date current year	Year to date prior year
Account code	Account description	1/1/2024 to 6/30/2024	1/1/2023 to 6/30/2023
6.01	Net Cash Operating Activities	549,000	2,634,000
6.01.01	Cash Provided by the Operations	2,793,000	2,510,000
6.01.01.01	Net profit for the period	183,000	228,000
6.01.01.02	Deferred Income Tax and Social Contribution	(44,000)	(128,000)
6.01.01.03	Loss of Disposal of Property, Plant and Equipment and Leasing	9,000	7,000
6.01.01.04	Depreciation and Amortization	806,000	694,000
6.01.01.05	Financial Charges	1,536,000	1,389,000
6.01.01.07	Share of Profit of Associates	(32,000)	(24,000)
6.01.01.08	Provision for Legal Proceedings	34,000	90,000
6.01.01.10	Provision for Stock Option	16,000	9,000
6.01.01.11	(Reverse) Allowance for Doubtful Accounts	(3,000)	3,000
6.01.01.13	Provision for Allowance for Inventory Losses and Damages	288,000	242,000
6.01.02	Variations in Assets and Liabilities	(2,244,000)	124,000
6.01.02.01	Trade Receivables	(730,000)	(139,000)
6.01.02.02	Inventories	(866,000)	(149,000)
6.01.02.03	Recoverable Taxes	49,000	271,000
6.01.02.04	Other Assets	(98,000)	(108,000)
6.01.02.05	Related Parties	4,000	(1,000)
6.01.02.06	Restricted Deposits for Legal Proceedings	7,000	8,000
6.01.02.07	Trade Payables	(536,000)	526,000
6.01.02.08	Payroll and Related Taxes	16,000	(42,000)
6.01.02.09	Taxes and Social Contributions Payable	38,000	(26,000)
6.01.02.10	Payment for Legal Proceedings	(60,000)	(34,000)
6.01.02.11	Deferred Revenue	(135,000)	(118,000)
6.01.02.12	Other Liabilities	(27,000)	(84,000)
6.01.02.15	Dividends Received	94,000	20,000
6.02	Net Cash of Investing Activities	(853,000)	(1,366,000)
6.02.02	Purchase of Property, Plant and Equipment	(852,000)	(1,362,000)
6.02.03	Purchase of Intangible Assets	(19,000)	(29,000)
6.02.04	Receipt of Property, Plant and Equipment	2,000	16,000
6.02.09	Receipt of Sale of Assets Held for Sale	16,000	9,000
6.03	Net Cash of Financing Activities	(51,000)	(2,514,000)
6.03.01	Capital Contribution	-	2,000
6.03.02	Proceeds from Borrowings	2,300,000	300,000
6.03.03	Payment of Borrowings	(199,000)	(104,000)
6.03.04	Payment of Interest on Borrowings	(567,000)	(502,000)
6.03.05	Dividends and interest on own equity, paid	-	(118,000)
6.03.09	Payment of Lease Liabilities	(148,000)	(169,000)
6.03.10	Payment of Interest on Lease Liabilities	(529,000)	(476,000)
6.03.11	Borrowing costs from borrowings	(12,000)	(51,000)
6.03.12	Payment Points of Sales Acquisition	(896,000)	(1,396,000)
6.05	Increase (Decrease) in Cash and Equivalents	(355,000)	(1,246,000)
6.05.01	Cash and Cash Equivalents at the beginning of the Period	5,459,000	5,842,000
6.05.02	Cash and Cash Equivalents at the end of the Period	5,104,000	4,596,000

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(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2024 to 6/30/2024 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.03	Adjusted Opening Balance	1,272,000	56,000	3,309,000	-	(7,000)	4,630,000
5.04	Capital Transactions with Shareholders	-	16,000	-	-	-	16,000
5.04.03	Stock Options Granted	-	16,000	-	-	-	16,000
5.05	Total Comprehensive Income	-	-	-	183,000	(2,000)	181,000
5.05.01	Net Income for the Period	-	-	-	183,000	-	183,000
5.05.02	Other Comprehensive Income	-	-	-	-	(2,000)	(2,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(3,000)	(3,000)
5.05.02.09	Income Tax Effect	-	-	-	-	1,000	1,000
5.06	Internal Changes of Shareholders' Equity	-	-	183,000	(183,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	183,000	(183,000)	-	-
5.07	Closing Balance	1,272,000	72,000	3,492,000	-	(9,000)	4,827,000

Individual Financial Statements / Statements of Changes in Shareholders' Equity 1/1/2023 to 6/30/2023 R$ (in thousands)

Account code	Account description	Capital stock	Capital reserves, granted options and treasury shares	Profit reserves	Retained earnings /Accumulated losses	Other comprehensive income	Shareholders' equity
5.01	Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.03	Adjusted Opening Balance	1,263,000	36,000	2,599,000	-	(2,000)	3,896,000
5.04	Capital Transactions with Shareholders	2,000	9,000	-	-	-	11,000
5.04.01	Capital Contribution	2,000	-	-	-	-	2,000
5.04.03	Stock Options Granted	-	9,000	-	-	-	9,000
5.05	Total Comprehensive Income	-	-	-	228,000	(4,000)	224,000
5.05.01	Net Income for the Period	-	-	-	228,000	-	228,000
5.05.02	Other comprehensive income	-	-	-	-	(4,000)	(4,000)
5.05.02.07	Fair Value of Receivables	-	-	-	-	(6,000)	(6,000)
5.05.02.09	Income Tax Effect	-	-	-	-	2,000	2,000
5.06	Internal Changes of Shareholders' Equity	-	-	228,000	(228,000)	-	-
5.06.05	Tax Incentive Reserve	-	-	228,000	(228,000)	-	-
5.07	Closing Balance	1,265,000	45,000	2,827,000	-	(6,000)	4,131,000

#

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(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE) ITR – Interim Financial Information – June 30,2024 – SENDAS DISTRIBUIDORA S.A.

Individual Financial Statements / Statements of Value Added R$ (in thousands)

Account code	Account description	Year to date current year 1/1/2024 to 6/30/2024	Year to date prior year 1/1/2023 to 6/30/2023
7.01	Revenues	38,219,000	34,081,000
7.01.01	Sales of Goods and Services	38,214,000	34,055,000
7.01.02	Other Revenues, net	2,000	29,000
7.01.04	(Reverse) Allowance for doubtful accounts	3,000	(3,000)
7.02	Products Acquired from Third Parties	(33,572,000)	(30,018,000)
7.02.01	Cost of Sales	(31,874,000)	(28,418,000)
7.02.02	Materials, Energy, Outsourced Services and Others	(1,698,000)	(1,600,000)
7.03	Gross Value Added	4,647,000	4,063,000
7.04	Retentions	(806,000)	(694,000)
7.04.01	Depreciation, Amortization and Exhaustion	(806,000)	(694,000)
7.05	Net Value Added Produced	3,841,000	3,369,000
7.06	Value Added Received in Transfer	133,000	160,000
7.06.01	Share of Profit of Associates	32,000	24,000
7.06.02	Financial Revenues	101,000	136,000
7.07	Total Value Added to Distribute	3,974,000	3,529,000
7.08	Value Added Distribution	3,974,000	3,529,000
7.08.01	Personnel	1,865,000	1,660,000
7.08.01.01	Direct Compensation	1,253,000	1,148,000
7.08.01.02	Benefits	425,000	378,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	107,000	96,000
7.08.01.04	Others	80,000	38,000
7.08.02	Taxes, Fees and Contribution	313,000	181,000
7.08.02.01	Federal	116,000	(2,000)
7.08.02.02	State	115,000	106,000
7.08.02.03	Municipal	82,000	77,000
7.08.03	External Financiers	1,613,000	1,460,000
7.08.03.01	Interest	1,591,000	1,447,000
7.08.03.02	Rentals	22,000	13,000
7.08.04	Shareholders' Remuneration	183,000	228,000
7.08.04.03	Retained Earnings for the Period	183,000	228,000

#

29

1	CORPORATE INFORMATION

Sendas Distribuidora S.A. (“Company” or “Sendas”) is a publicly held company listed in the Novo Mercado segment of B3

S.A. - Brasil, Bolsa, Balcão (B3), under ticker symbol "ASAI3" and on the New York Stock Exchange (NYSE), under ticker symbol "ASAI". The Company is primarily engaged in the retail and wholesale of food products, bazaar items and other products through its chain of stores, operated under “ASSAÍ” brand, since this is the only disclosed segment. The Company's registered office is at Avenida Ayrton Senna, 6.000, Lote 2 - Anexo A, Jacarepaguá, in the State of Rio de Janeiro. As of June 30, 2024, the Company operated 293 stores (288 stores as of December 31, 2023) and 11 distribution centers (11 distribution centers as of December 31, 2023) in the five regions of the country, with operations in 24 states and in the Federal District.

1.1 New matters

Ninth and tenth issue of debentures, see note 15.6.

Long-term benefit plans, see notes 19.3.4 and 19.3.5.

Buy-back program of shares, see note 19.4.

2	BASIS OF PREPARATION AND DISCLOSURE OF THE INTERIM FINANCIAL INFORMATION

The interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and accounting standard CPC 21 (R1) – Interim Financial Report and disclosed aligned with the standards approved by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of the Interim Financial Information.

The interim financial information has been prepared based on the historical cost basis, except for: (i) certain financial instruments; and (ii) assets and liabilities arising from business combinations measured at their fair values, when applicable. In accordance with OCPC 07 - Presentation and Disclosures in General Purpose - Financial Statements, all significant information related to the interim financial information, and only them, is being disclosed and is consistent with the information used by Management in managing of the Company's activities.

The interim financial information is presented in millions of Brazilian Reais (R$), which is the Company's functional currency.

The interim financial information for the period ended June 30, 2024 were approved by the Board of Directors on August 8, 2024.

3	MATERIAL ACCOUNTING POLICIES

The material accounting policies and practices applied by the Company to the preparation of the interim financial information are in accordance with those adopted and disclosed in note 3 and in each explanatory note corresponding to the financial statements for the year ended December 31, 2023, approved on February 21, 2024 and, therefore, it should be read together.

3.1	Standards, amendments and interpretations

In the period ended June 30, 2024, the new current standards, include the review of CPC 09 (R1) – Statements of Value Added, were evaluated and produced no effect on the interim financial information disclosed, additionally the Company did not adopt in advance the IFRS issued and not yet current.

4	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the interim financial information requires Management to makes judgments and estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period, however, the uncertainties about these assumptions and estimates may generate results that require substantial adjustments to the carrying amount of the asset or liability in future periods.

The significant assumptions and estimates applied on the preparation of the interim financial information for the period ended June 30, 2024, were the same as those adopted in the financial statements for the year ended December 31, 2023, approved on February 21, 2024, disclosed in note 5.

5	CASH AND CASH EQUIVALENTS

(i)   As of June 30, 2024, the Company had funds held abroad, of which R$25 in US dollars (R$22 in US dollars as of December 31, 2023).

(ii)   As of June 30, 2024, the financial investments refer to the repurchase and resale agreements and Bank Deposit Certificates - CDB, with a weighted average interest rate of 97.72% of the CDI - Interbank Deposit Certificate (95.92% of the CDI as of December 31, 2023).

The Company's exposure to interest rate indexes and the sensitivity analysis for these financial assets are disclosed in note 15.3.

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6	TRADE RECEIVABLES

6.1	Assignment of receivables

The Company assigned part of its receivables referring to credit cards and ticket with operators, without any right of recourse, aiming to anticipate its cash flow. As of June 30, 2024, the amount of these operations is R$1,650 (R$2,757 as of December 31, 2023). The amount was derecognized from the balance of trade receivables, since all risks related to the receivables were substantially transferred. The cost to advance these credit card receivables is classified as “Cost and discount of receivables” in note 23.

As of June 30, 2024, the amount of receivables, currently, discountable (credit cards and ticket) is R$1,772 (R$985 as of December 31,2023).

6.2       Expected credit loss for doubtful accounts

7       INVENTORIES

7.1        Commercial agreements

As of June 30, 2024, the amount of unrealized commercial agreements, presented as a reduction of inventory balance, totaled R$575 (R$525 as of December 31, 2023).

7.2       Inventory losses

8	RECOVERABLE TAXES

31

8.1	State VAT tax credits - ICMS

The Brazilian States have been substantially amending their local laws aiming at implementing and broadening the ICMS tax replacement system. This system entails the prepayment of ICMS of the whole commercial chain, upon goods outflow from an industrial establishment or importer or their inflow into each State. The expansion of this system to an increasingly wider range of products sold in the retail generates the prepayment of the tax and consequently a refund in certain operations.

With respect to credits that cannot yet be immediately offset, the Company's management, according to a technical recovery study, based on the future expectation of growth and consequent offset against taxes payable from its operations, believes that its future offset is viable. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable ICMS balance, as shown in the table below:

8.2	PIS and COFINS credit

On March 15, 2017, the Federal Supreme Court ("STF”) recognized the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation base. On May 13, 2021, the STF judged the Declaration Embargoes in relation to the amount to be excluded from the calculation basis of the contributions, which should only be the ICMS paid, or if the entire ICMS, as shown in the respective invoices. The STF rendered a favorable decision to the taxpayers, concluding that all ICMS highlighted should be excluded from the calculation basis.

Currently the Company, with the favorable judgment of the Supreme Court, has recognized the exclusion of ICMS from the PIS and COFINS calculation basis.

In addition to the recorded credits, the Company has contingent tax assets in the amount of R$54 related to PIS and COFINS credits.

•	Expected realization of PIS and COFINS credits

In relation to the recoverable PIS and COFINS credits, the Company's management, based on a technical recovery study considering future growth expectations and consequent offset against debts from its operations, projects its future realization. The mentioned studies are prepared and periodically reviewed based on information obtained from the strategic planning previously approved by the Company's Board of Directors. For the interim financial information as of June 30, 2024, the Company's management has monitoring controls over the adherence to the annually established plan, reassessing and including new elements that contribute to the realization of the recoverable PIS and COFINS balance, in the amount of R$381, and expected realization is within one year.

32

9	RELATED PARTIES
9.1	Balances and related party transactions

(i)  On June 23, 2023, as per the Notice to the Market published on the same date, Casino, through its subsidiaries Wilkes, Geant International BV ("GIBV") and Segisor S.A.S ("Segisor"), sold 157,582,850 common shares issued by the Company, representing 11.67% of its share capital, through a block trade operation carried out on the same date. As a result, the Casino Group now holds an ownership interest of less than 0.01% of Sendas' share capital, no longer being considered a related party of the Company. The balances with these companies and their subsidiaries are presented under the line items Other accounts receivable and Other accounts payable in the balance sheet in the interim financial information for the period ended June 30, 2024.

Additionally, after the completion of the spin-off between the Company and GPA on December 31, 2020, both undertook to put forth commercially reasonable efforts, within up to 18 months, to release, replace and/or otherwise remove the counterparty from the position of guarantor of liabilities or obligations, which after such term would be subject to the payment of a fee, net, as remuneration for the guarantees provided by both parties. If the Company and GPA cease to be submitted to common control, the parties would be required to release, replace and/or otherwise remove the guarantees until then not replaced or provided, observing the terms established in the Separation Agreement.

The Company and GPA ceased to be related parties in fiscal year 2023 and are taking the necessary measures to replace the cross guarantees on the contractual obligations of: i) rental of stores; ii) borrowing agreement; and iii) purchase of electricity. The fee paid to GPA as remuneration for the guarantees provided as of June 30, 2024 and December 31, 2023 was less than R$1.

33

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9.2	Management compensation

Expenses referring to the executive board compensation recorded in the Company’s statement of operations in the period ended June 30, 2024 and 2023 as follows (amounts expressed in thousands reais):

(i)	More details about shared-based payment plan for the Statutory officers, see note 19.3.3.

The stock option plan, fully convertible into shares, refers to the Company's and this plan has been treated in the Company's statement of operations. The corresponding expenses are allocated to the Company and recorded in the statement of operations against capital reserve - stock options in shareholders' equity. There are no other short-term benefits granted to members of the Company's management. The new long-term benefit plans are disclosed in notes 19.3.4 and 19.3.5.

10	INVESTMENTS

The details of the Company's investments at the end of the period are as follows:

#

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11	PROPERTY, PLANT AND EQUIPMENT

11.1	Breakdown and composition of property, plant and equipment

#

35

11.2	Capitalized borrowing costs and lease

The value of capitalized borrowing costs and lease directly attributable to the reform, construction and acquisition of property, plant and equipment and intangible assets within the scope of CPC 20 (R1)/IAS 23 - Borrowing Costs and the amount of interest on lease liabilities incorporated into the value of the property, plant and equipment and/or intangible assets, for the period in which the assets are not yet in their intended use in accordance with CPC 06 (R2)/IFRS 16 - Leases, amounted to R$24 (R$170 as of June 30, 2023). The rate used to calculate the borrowing costs eligible for capitalization was 113.76% (110.70% as of June 30, 2023) of CDI, corresponding to the effective interest rate of borrowings taken by the Company.

11.3	Additions to property, plant and equipment for cash flow purpose

Additions related to the purchase of operating assets, purchase of land and buildings to expansion activities, building of new stores and distribution centers, improvements of existing distribution centers and stores and investments in equipment and information technology.

The additions and payments of property, plant and equipment above are presented to reconcile the acquisitions during the period with the amounts presented in the statement of cash flows net of items that did not impact cash flow.

11.4	Other information

As of June 30, 2024, the Company recorded in the cost of sales and services the amount of R$42 (R$40 as of June 30, 2023), relating to the depreciation of machinery, buildings and facilities of distribution centers.

11.5	Impairment test of property, plant and equipment

The impairment test of property, plant and equipment uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

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12	INTANGIBLE
12.1	Breakdown and composition of intangible assets

#

37

12.2	Impairment test of intangible assets with indefinite useful life, including goodwill

The impairment test of intangible assets uses the same practices described in note 12.1 to the financial statements as of December 31, 2023.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

12.3	Commercial rights

Commercial rights with defined and indefinite useful lives are tested following the assumptions described in note 12.1.1, to the financial statements as of December 31, 2023. The Company considered the discounted cash flow of the related store for the impairment test, that is, the store is the CGU.

The Company monitored the plan used to assess impairment test as of December 31, 2023, and concluded that there is no events which could indicate losses or the need for a new evaluation for the period ended June 30, 2024.

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13	LEASES
13.1	Right-of-use
13.1.1	Breakdown and composition of right-of-use assets

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13.2	Lease liabilities
13.2.1	Minimum future payments and potential right of PIS and COFINS

Lease contracts totaled R$9,214 as of June 30, 2024 (R$9,184 as of December 31, 2023). The minimum future lease payments, according to lease agreements, with the present value of minimum lease payments, are as follows:

Lease liabilities interest expense is stated in note 23. The Company´s average incremental interest rate at the agreement signing date was 12.15% in the period ended June 30, 2024 (12.12% as of December 31, 2023).

Had the Company adopted the calculation methodology projecting the inflation embedded in the nominal incremental rate and discounted to present value at the nominal incremental rate, the average percentage of inflation to be projected by year would be approximately 6.69% (6.72% as of December 31, 2023). The average term of the agreements analyzed as of June 2024 is 17 years (as of December 31, 2023 is 18 years).

13.2.2	Lease liability roll forward

13.3	Result on variable rentals and subleases

(i) Refers mainly to the revenue from lease agreements receivable from commercial galleries.

13.4	Additional information

In accordance with OFÍCIO-CIRCULAR/CVM/SNC/SEP/N°02/2019 the Company adopted as an accounting policy the requirements of CPC 06 (R2)/IFRS16 - Leases, in the measurement and remeasurement of its right of use, using the discounted cash flow model, without considering inflation.

To safeguard the faithful representation of information to meet the requirements of CPC 06 (R2)/IFRS16 - Leases, and the guidelines of the CVM technical areas, the balances of assets and liabilities without inflation, effectively accounted for (real flow x real rate) are provided, and the estimate of inflated balances in the comparison period (nominal flow x nominal rate).

Other assumptions, such as the maturity schedule of liabilities and the interest rates used in the calculation, are disclosed in note 13.2.1, as well as inflation indexes are observable in the market, so that the nominal flows can be prepared by the users of the interim financial information.

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Below we present the flow of payments according to the average term weighted with the respective nominal and inflation rates for each period presented:

As of June 30, 2024

As of December 31, 2023

14	TRADE PAYABLES AND TRADE PAYABLES - AGREEMENTS

(i) Fully paid in January 2024 in the amount of R$894.

14.1	Bonuses from suppliers

These include commercial agreements and discounts obtained from suppliers. These amounts are defined in agreements and include discounts for purchase volume, joint marketing programs, freight reimbursements, and other similar programs. The receipt occurs by deducting trade notes payable to suppliers, according to conditions established in the supply agreements, so that the financial settlements occur for the net amount.

14.2	Agreements among suppliers, the Company and banks

The Company has agreements signed with financial institutions, through which suppliers of products, capital goods and services have the possibility of receiving in advance their amounts receivable, also named “forfait” / “confirming”. The financial institutions become creditors of the operation and the Company settles the payments under the same conditions as those originally agreed with the supplier.

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Management, based on CPC 3 (R2)/IAS 7 and CPC 40 (R1)/IFRS 7, assessed that the economic substance of the transaction is operational, considering that receiving in advance is an exclusive decision of the supplier and, for the Company, there are no changes in the original term negotiated with the supplier, nor changes in the originally contracted amounts. These transactions aim at facilitating the cash flow of its suppliers without the Company having to advancing payments. Management evaluated the potential effects of adjusting these operations to present value and concluded that the effects are immaterial for measurement and disclosure.

These balances are classified as "Trade payables - Agreements" and the cash flow from these operations is presented as operating in the statement of cash flows.

Additionally, there is no exposure to any financial institution individually related to these operations and these liabilities are not considered net debt and do not have restrictive covenants (financial or non-financial). In these transactions, the Company earns income referring to the premium for referring suppliers to the operations of advance of receivables, recognized in the financial result, note 23 in the line "Revenue from anticipation of payables", in the amount of R$28 as of June 30, 2024 (R$17 as of June 30, 2023), representing 1.64% of the volume of transactions occurred during 2024 (1.24%

in period ended June 30, 2023).

As of June 30, 2024, the balance payable related to these operations is R$659 (R$1,459 as of December 31, 2023).

The balances of trade payables and trade payables – agreement are similar and do not exceed the expiration date of 120 days as of June 30, 2024.

15	FINANCIAL INSTRUMENTS

The main financial instruments and their amounts recorded in the interim financial information, by category, are as follows:

Note	Amortized cost	Fair value	FVTOCI (i)	As of 6/30/2024
Financial assets					
Cash and cash equivalents	5	**5,104**	-	-	**5,104**
Related parties	9.1	**19**	-	-	**19**
Trade receivables and other accounts receivables		**332**	-	-	**332**
Gain on financial instruments at fair value	15.5.1	-	**272**	-	**272**
Trade receivables with credit card and ticket	6.1	-	-	**1,772**	**1,772**
Financial liabilities					
Other accounts payable		**(232)**	-	-	**(232)**
Trade payables and trade payables - agreements	14	**(10,399)**	-	-	**(10,399)**
Borrowings	15.5.1	**(1,840)**	-	-	**(1,840)**
Debentures and promissory notes	15.5.1	**(12,630)**	-	-	**(12,630)**
Lease liabilities	13.2	**(9,214)**	-	-	**(9,214)**
Borrowings and debentures	15.5.1	-	**(3,242)**	-	**(3,242)**
Loss of financial instruments at fair value	15.5.1	-	**(20)**	-	**(20)**
Net exposure		**(28,860)**	**(2,990)**	**1,772**	**(30,078)**

	Note	Amortized cost	Fair value	FVTOCI (i)	As of 12/31/2023
Financial assets					
Cash and cash equivalents	5	5,459	-	-	5,459
Related parties	9.1	23	-	-	23
Trade receivables and other accounts receivables		396	-	-	396
Gain on financial instruments at fair value	15.5.1	-	274	-	274
Trade receivables with credit card and ticket	6.1	-	-	985	985
Financial liabilities					
Other accounts payable		(216)	-	-	(216)
Trade payables and trade payables - agreements	14	(12,148)	-	-	(12,148)
Borrowings	15.5.1	(1,943)	-	-	(1,943)
Debentures and promissory notes	15.5.1	(10,051)	-	-	(10,051)
Lease liabilities	13.2	(9,184)	-	-	(9,184)
Borrowings and debentures	15.5.1	-	(3,182)	-	(3,182)
Loss of financial instruments at fair value	15.5.1	-	(8)	-	(8)
Net exposure		(27,664)	(2,916)	985	(29,595)

(i) Fair Value Through Other Comprehensive Income - FVTOCI.

The fair value of other financial instruments detailed in the table above approximates the carrying amount based on the existing payment terms and conditions. The financial instruments measured at amortized cost, the fair values of wich differ from the carrying amounts, are disclosed in note 15.4.

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15.1	Considerations on risk factors that may affect the business of the Company
15.1.1	Credit risk
•	Cash and cash equivalents

In order to minimize the credit risk, the investment policies adopted establish investiments in financial institutions approved by the Company’s Financial Committee, considering the monetary limits and evaluations of financial institutions, which are regularly updated.

The Company's financial investments, according to the rating on the national scale of financial institutions, are of represented by 93% brAAA and 7% brAA+.

•	Trade receivables

The credit risk related to trade receivables is minimized by the fact that a large part of installment sales are made with credit cards and ticket. These receivables may be advanced at any time, without right of recourse, with banks or credit card companies, for the purpose of providing working capital, generating the derecognition of the accounts receivable. In addition, the main acquirers used by the Company are related to first-tier financial institutions with low credit risk. Additionally, for trade receivables collected in installments, the Company monitors the risk for the granting of credit and for the periodic analysis of the expected credit loss balances.

The Company also incurs counterparty risk related to derivative instruments. This risk is mitigated by carrying out transactions, according to policies approved by governance bodies.

Except the balances related to credit cards and ticket, there are no receivables or sale to customers that are, individually, more than 5% of accounts receivable or revenues.

15.1.2	Interest rate risk

The Company obtains borrowings with major financial institutions to meet cash requirements for investments. Accordingly, the Company is mainly exposed to the risk of significant fluctuations in the interest rate, especially the rate related to derivative liabilities (foreign currency exposure hedge) and debts indexed to CDI. The balance of cash and cash equivalents, indexed to CDI, partially offsets the risk of fluctuations in the interest rates.

15.1.3	Capital risk management

The main objective of the Company’s capital management is to ensure that the Company maintains its credit rating and a well-balanced equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments considering the changes in the economic conditions.

The capital structure is as follows:

15.1.4	Liquidity risk management

The Company manages liquidity risk through daily monitoring of cash flows and control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of June 30, 2024.

The information was prepared considering the undiscounted cash flows of financial liabilities based on the earliest date the Company may be required to make the payment or be eligible to receive the payment. To the extent that interest rates are floating, the undiscounted amount is obtained based on interest rate curves for the period ended June 30, 2024. Therefore, certain balances presented do not agree with the balances presented in the balance sheets.

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15.2	Derivative financial instruments

Realized and unrealized gains and losses on these contracts during the period ended June 30, 2024 are recorded as net financial results and the balance receivable at fair value is R$252 (balance receivable of R$266 as of December 31, 2023). The assets are recorded as “derivative financial instruments” and the liabilities as “debentures”.

The effects of the hedge at fair value through income for the period ended June 30, 2024, resulted in a loss of R$83 (loss of R$17 as of June 30, 2023), recorded under cost of debt, see note 23.

The consolidated position of outstanding derivative financial instrument transactions is presented in the table below:

15.3	Sensitivity analysis of financial instruments

According to Management's assessment, the possible reasonable changes scenario considered was, on the maturity date of each transaction, the market curves (interest) of B3.

To determine the possible relevant change in the relevant risk variable, Management considered the economic environment in which it operates. Therefore, in scenario (I) there is no impact on the fair value of financial instruments and the weighted interest rate (CDI) was 11.19% per year. For scenarios (II) and (III), for the exclusive purpose of sensitivity analysis, Management considered a deterioration of 5% and 10%, respectively, in the risk variables, up to one year of the financial instruments, with the aim of demonstrating the sensitivity of the Company's results in an adverse scenario.

In the case of derivative financial instruments (aiming at hedging the financial debt), the variations of the scenarios are accompanied by the respective hedges, indicating that the effects are not significant.

The Company disclosed the net exposure of the derivative financial instruments, the corresponding financial instruments and certain financial instruments in the sensitivity analysis table below, for each of the mentioned scenarios:

15.4	Fair value measurement

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amounts, pursuant to CPC 46/IFRS 13, which address the concepts of measurement and disclosure requirements. The fair value hierarchy levels are defined below:

Level 1: fair value measurement at the balance sheet date using quoted prices (unadjusted) in active markets for identical assets or liabilities to which the entity may have access at the measurement date.

Level 2: fair value measurement at the balance sheet date using other significant observable assumptions for the asset or liability, either directly or indirectly, except quoted prices included in Level 1.

Level 3: fair value measurement at the balance sheet date using non-observable data for the asset or liability.

The fair values of cash and cash equivalents, trade receivables and trade payables approximate their carrying amounts.

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The table below sets forth the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, all classified as level 2, for which the fair value has been disclosed in the interim financial information:

There were no change between fair value measurement hierarchy levels during the period ended June 30, 2024.

Interest rate swaps, borrowings and debentures are classified in Level 2 since the fair value of such financial instruments was determined based on readily observable inputs, such as expected interest rate.

15.5	Borrowings
15.5.1	Debt breakdown

15.5.2	Roll forward of borrowings

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15.5.3	Schedule of non-current maturities

15.6	Debentures and promissory notes

The Company issues debentures to strengthen its working capital, maintain its cash strategy, and lengthen its debt and investment profile. The debentures issued are non-preemptive, non-convertible into shares, do not have renegotiation clauses and do not have guarantees.

15.7	Guarantees

As of June 30, 2024, the Company has no guarantees related to its borrowing agreement.

15.8	Swap contracts

The Company uses swap operations for 100% of its borrowings denominated in fixed interest rates and IPCA, exchanging these liabilities for the CDI (floating) interest rates. The annual average rate at CDI as of June 30, 2024 was 11.74% (13.04% as of December 31, 2023).

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15.9	Financial covenants

In connection with the debentures and promissory notes issued, the Company is required to maintain certain financial ratios. These ratios are calculated quarterly based on the Company’s interim financial information prepared in accordance with accounting practices adopted in Brazil, as follows: (i) consolidated net debt / equity less than or equal to 3.00; and (ii) consolidated net debt/EBITDA Last Twelve Months ("LTM") ratio should be lower than or equal to 3.00.

As of June 30, 2024, the Company had fulfilled all contractual obligations and was compliant with these ratios.

16	PROVISION FOR LEGAL PROCEEDINGS

The provision for legal proceedings is estimated by the Company and supported by its legal counsel and was established in an amount considered sufficient to cover the considered probable losses.

Of the total amount of the table above, R$43 (R$50 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$4 tax claims, R$18 labor claims and R$21 civil claims (R$3 tax claims, R$27 labor claims and R$20 civil claims as of December 31, 2023).

16.1	Tax claims

Tax claims are subject by law to monthly monetary adjustment, which refers to an adjustment to the provision based on indexing rates adopted by each tax jurisdiction. Both interest charges and fines, where applicable, were calculated and provisioned with respect to unpaid amounts.

The Company has other tax claims, which according to its legal counsel’s analysis, were provisioned, namely: (i) discussions on the non-application of the Accident Prevention Factor (FAP); (ii) IPI in the resale of imported products; and (iii) other matters.

The amount provisioned for these matters as of June 30, 2024 is R$19 (R$62 as of December 31, 2023).

16.2	Social security and labor

The Company is a party to various labor proceedings, especially due to dismissals in the regular course of business. As of June 30, 2024, the Company recorded a provision of R$183 (R$163 as of December 31, 2023), referring to a potential risk of loss relating to labor claims. Management, with the assistance of its legal counsel, assesses these claims and records provisions for losses when reasonably estimated, considering previous experiences in relation to amounts claimed.

16.3	Civil

The Company is a party to civil proceedings (indemnifications, collections, among others) that are in different procedural phases and at various courts. Management records provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel assess the losses to be probable.

Among these proceedings, we highlight the following:

The Company is a party to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company records a provision for the difference between the monthly rental amounts originally paid by stores and the rental amounts calculated by the legal experts considering that it is the expert report amount that will be used as the basis for the decision that will change the rental amount paid by the Company. As of June 30, 2024, the amount of the provision for these lawsuits is R$33 (R$32 as of December 31, 2023), for which there are no restricted deposits for legal proceedings.

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The Company is a party to certain lawsuits relating to the fines applied by inspection bodies of direct and indirect administration of the federal government, states, and municipalities, including consumer defense bodies (PROCONs, INMETRO, and local governments). The Company, with the assistance of its legal counsel, assesses these claims recording provisions for probable cash disbursements according to the estimate of loss. As of June 30, 2024, the amount of provision for these lawsuits is R$7 (R$6 as of December 31, 2023).

The Company’s total civil, regulatory and property claims as of June 30, 2024, is R$40 (R$38 as of December 31, 2023).

16.4	Contingent liabilities not accrued

The Company is a party to other litigations for which the risk of loss was classified by its legal counsel to be possible, therefore, not accrued,to the following subjects:

Of the total amount in the table above, R$1,135 (R$1,494 as of December 31, 2023) is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions, namely: R$1,071 tax claims and R$64 civil claims (R$1,398 tax claims and R$96 civil claims as of December 31, 2023).

Three collective proceedings were filed by institutions related to black people's movements due to an approach to a customer, in August 2021 at the store in Limeira - SP, which claim supposed racial issues. All were duly answered. One of them has already been extinguished by the judiciary without major effects. As of June 30, 2024, there are still two lawsuits in progress and, given the subjectivity of the matter, it is still not possible to reasonably estimate the amounts involved. A significant impact is not expected, upon completion the lawsuits on the Company's financial statements.

16.4.1	Uncertainty over IRPJ and CSLL treatments

In compliance with ICPC 22/IFRIC 23 – Uncertainty over Income Tax Treatment, the Company has proceedings, at the judicial and administrative levels, with Government's regulatory agencies, which are related to uncertain tax treatments adopted for the recording of income tax and social contribution. Based on the assessment of internal and external legal counsel, the tax treatment adopted by the Company is adequate, therefore, these proceedings were classified as possible losses. As of June 30, 2024, the amount involved was R$894 (R$917 as of December 31, 2023).

Of the total amount above, R$238 is the responsibility of GPA arising from contingencies up to 2016, pursuant to contractual provisions (R$337 as of December 31, 2023).

16.5	Guarantees

The Company provided bank guarantees and insurance guarantees for judicial proceedings of a civil, tax and labor nature, described below:

The cost of guarantees as of June 30, 2024 is approximately 0.19% per year of the amount of the lawsuits (0.26% as of June 30, 2023) and is recorded as a financial expense.

16.6	Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions, and labor liabilities and made judicial deposits in amounts equivalent to the final court decisions, as well as judicial deposits related to the provision for legal claims.

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The Company recorded amounts referring to judicial deposits in its assets as follows.

17	DEFERRED REVENUES

(i)	Refers to rental of supplier product exhibition modules "check stand", point of sale displays and backlight panels.
(ii)	Commercial agreement with a financial institution for exclusivity in payroll processing.
18	INCOME TAX AND SOCIAL CONTRIBUTION
18.1	Reconciliation of income tax and social contribution expense

(i) The Company calculates tax benefits that are characterized as tax incentives that, according to legal forecast, do not comprise the basis for calculating income tax and social contribution.

18.2	Breakdown of deferred income tax and social contribution

The main components of deferred income tax and social contribution in the balance sheets are the following:

Management has assessed the future realization of deferred tax assets, considering the projections of future taxable income, in the context of the main variables of its businesses. This assessment was based on information from the strategic planning report previously approved by the Company´s Board of Directors.

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The Company estimates the recovery of these credits as follows:

18.3	Roll forward of deferred income tax and social contribution

19	SHAREHOLDERS’ EQUITY
19.1	Capital stock and stock rights

According to the Company's bylaws, the Company's authorized capital may be increased up to 2 billion common shares. Below, the subscribed and fully paid-in share capital, represented by common shares, all nominative and with no par value:

	Number of shares	Amount
As of December 31, 2022	1,349,165,394	1,263
Capital increase - Board of Directors' Meeting on 2/15/2023	59,870	1
Capital increase - Board of Directors' Meeting on 3/28/2023	1,031,232	1
Total changes for the period	1,091,102	2
As of June 30, 2023	1,350,256,496	1,265

As of December 31,2023 and June 30, 2024		1,272
19.2	Tax incentive reserve

Tax incentive reserves by the States were considered investment subsidies, wich are deductible for the calculation of income tax and social contribution. Thus, for the year ended December 31, 2023, the Company allocated the amount of R$939 to the tax incentive reserve, of which R$710 refers to the amount of incentives generated in 2023 and constituted in the same year and R$229 to be recognized when the Company reports income in subsequent periods.

As of June 30, 2024, the Company recorded net profit in the amount of R$183, this amount being fully allocated to the tax incentive reserve and R$46 to be constituted as profits are determined in subsequent periods.

Article 30 of Law 12,973/2014 was revoked through Law 14,789/2023, releasing taxpayers from constituting a tax incentive reserve from January 1, 2024.

19.3	Share-based payment
19.3.1	Recognized options granted

Information relating to the Company's Option Plan and Compensation Plan is summarized below:

				6/30/2024
				Number of shares (in thousands)
Granted series	Grant date	1st exercise date	Exercise price on the grant date (in reais)	Gran- ted	Exer- cised	Cance- lled	Current
B8	5/31/2021	6/1/2024	0.01	363	(20)	(45)	298
C8	5/31/2021	6/1/2024	13.39	363	(20)	(45)	298
B9	5/31/2022	6/1/2025	0.01	2,163	(358)	-	1,805
C9	5/31/2022	6/1/2025	12.53	1,924	(119)	-	1,805
B10 (i)	5/31/2023	6/1/2026	0.01	1,390	-	-	1,390
C10 (i)	5/31/2023	6/1/2026	11.82	1,390	-	-	1,390
B11 (i)	5/31/2024	6/1/2027	0.01	1,294	-	-	1,294
C11 (i)	5/31/2024	6/1/2027	10.62	1,294	-	-	1,294
				10,181	(517)	(90)	9,574

(i) Shares granted to executives excluding statutory officers.

19.3.2	Consolidated information of Company's share-based payment plans

According to the plans, the options granted in each of the series can represent a maximum of 2% of the total shares issued by the Company.

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The table below shows the maximum percentage of dilution to which current shareholders could eventually be subject to in the event that all options granted are exercised until June 30, 2024:

The fair value of each option granted is estimated on the grant date, using the options pricing model "Black-Scholes" taking into account the following assumptions:

The amount recorded in the statement of operations for the period ended June 30, 2024 was R$13 (R$15 as of June 30, 2023).

19.3.3	Cash-settled share-based payment plan

At the Extraordinary General Meeting held on July 14, 2023, the cash-settled share-based payment plan was approved, only for the Company's Statutory Officers, this plan does not make officers a partner of the Company, they only acquire the right to receive a cash compensation corresponding to the average price of the Company's shares traded on B3 under the ticker ASAI3.

1,989,465 shares were granted to the Company's officers and the premium related to 50% of the shares will be conditional on compliance with the service condition (shares conditioned on time) and the other 50% of the shares will be conditional on the cumulative compliance with the service condition and the performance condition (shares conditioned on time and performance).

For shares conditioned on time to become vested, Offices must remain with the Company from the grant date to the dates below (vesting period):

a)	20% (twenty percent) on the 3-year anniversary from the grant date;
b)	20% (twenty percent) on the 4-year anniversary from the grant date; and
c)	60% (sixty percent) on the 5-year anniversary from the grant date.

For shares conditioned on time and performance to become vested, the Executive must comply with the vesting periods above, in addition to meeting the goals, being segregated between: a) Environmental, Social and Governance ("ESG") goal with a weight of 30%: i) hiring people with disabilities; ii) women in leadership, in managerial positions or higher; and iii) total carbon emissions – Scope 1 and 2; and b) Operating target with a weight of 70%: i) operating cash flow.

The targets above will be reviewed annually by the Board of Directors and non-achievement of them at December 31, 2026 and 2027 may be compensated by achievement on subsequent measurement dates.

As of June 30, 2024, the amount of the liability corresponding to the plan, including payroll charges, in recorded is "Other accounts payable" in the amount of R$7 (R$4 as of December 31, 2023) and the total expense recognized, including payroll charges, was R$3 (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$31, including charges.

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19.3.4	“Sócio Executivo” program

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Company's “Sócio Executivo” Program, intended to create a unique and extraordinary long-term program, which is not to be confused with the standard Long-Term Incentive, composed of a single grant of share rights to the Chief Executive Officer, the Commercial and Logistics Vice President, and the Operations Vice President (“Participants”), in a substantial amount and contingent on the Participants staying at the company and their achievement of certain performance targets, aiming at: (i) the long-term retention of the Participants; and (ii) the strengthening of the sense of ownership in the Participants, transforming key officers into relevant, long-term shareholders.

Through the “Sócio Executivo” Program, on May 1, 2024 the Company granted to Participants the right to receive up to 27,036,664 Company shares, corresponding to up to 2% of the total number of Company shares on the date of approval of the “Sócio Executivo” Program, subject to the adjustments provided for in the Program, as follows:

i)  0.40% will consist of restricted shares, the right to which will only be acquired if the Participants remain as Officers of the Company, as follows: i) 30% on the first vesting date (5 years from granted date) and 70% on the second vesting date (7 years from granted date); and

ii)  up to 1.60% will consist of shares with performance assumptions, the right to which will only be acquired if the following conditions are cumulatively met: i) the Participants remain as Officers of the Company until the second vesting date; and ii) the performance targets are achieved on the second vesting date, determined and calculated in accordance with the terms and conditions set out below.

Shares with performance assumptions

•  The final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of the Earnings Per Share (“EPS”) target, according to the increase in the accumulated Compound Annual Growth Rate (“CAGR”) of the EPS during the calculation period, based on the achievement curve.

•  The EPS target achievement curve will begin at the minimum trigger corresponding to an accumulated EPS equal to or greater than IPCA (Extended Consumer Price Index) + 20% per year Starting from the minimum trigger of IPCA + 20% per year, the percentage of the total number of Company shares to which the Participants will be entitled will increase proportionally to the increase in the accumulated CAGR of the EPS up to the limit of 1.60% of the total number of Company shares. If the minimum trigger of the EPS target curve is not reached, it will be considered that the condition of performance was not reached.

•  The achievement curve of the EPS accumulated performance target will be calculated considering the period between December 31, 2023 and December 31, 2030, except in the following cases in which the proportional period will be considered, as provided for in the Program: Involuntary Termination between the First and the Second Vesting Date; Disposal of Control and Relevant Acquisition; and Delisting and Withdrawal from Novo Mercado. The Financial Committee, the Audit Committee and the People, Culture and Remuneration Committee will calculate and verify the compliance with the performance targets.

•    The shares (both the restricted shares and the shares with performance assumptions) will be transferred to the Participants through the delivery of shares held in treasury by the Company.

Additional shares

•   The Participants will be entitled to receive the value per share of dividends, interest on equity or other amounts paid by the Company to its shareholders between the grant date and the date of receipt of these shares, which will be paid in shares (“additional shares”). The calculation of the additional shares will be made by multiplying the value per share distributed as earnings by the number of shares to which the Participants will be entitled to receive, on each payment date of the earnings, divided by the share price at the end of the trading session on B3 on the day immediately preceding the date on which the Company shares started being traded ex-dividends.

•    The additional shares will be added to the target number granted (whether of restricted shares or shares with performance assumptions) and will be subject to the same terms and conditions applicable to restricted shares and shares with performance assumptions and will be transferred to the Participants under the same terms and conditions upon compliance with the applicable conditions.

All shares received by the Participants under the “Sócio Executivo” Program will be subject to a lock-up of three years from the date of receipt of the shares, unless otherwise provided for by the Board of Directors in cases of termination of the Participants.

The fair value of each share granted was measured based on the share price on the granted date, reduced by the estimated discount due to the transfer restriction after the vesting period. The Company has determined the estimated number of shares that will be considered the right of the Participants in relation to the variable portion of the plan based on the result projections in line with the business assumptions and that at the end of each period the estimate will be adjusted according to these projections.

On May 1, 2024, 17,411,612 shares were granted, with a fair value of R$11.35.

As of June 30, 2024, the amount recognized in income for the period was R$6 (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$266, including charges.

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19.3.5	Long-term incentive plan through grant of the right to receive Company shares

At the Ordinary and Extraordinary General Meeting held on April 26, 2024, the shareholders approved the Long-Term Incentive Plan (“ILP”), intended to grant restricted shares and shares with performance assumptions to statutory and non- statutory directors of the Company (“Participants”), as well as to any other employees who are selected to participate in the plan.

By granting the right to receive Company shares to the Participants, the ILP Plan aims at: (i) aligning the interests of the Participants with the interests of the Company's shareholders; (ii) encouraging the Participants to stay at the Company or at the companies under its control; and (iii) maximizing the results and generating sustainable value for the Company and its shareholders.

The grants under the ILP Plan will be made in the following proportion: (i) 30% of the right granted will consist of restricted shares, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (except for the grant to the Chief Executive Officer, which will have a vesting period of up to 5 years, with partial vesting of 33% in the 3rd year, 33% in the 4th year and 34% in the 5th year); and (ii) 70% of the right granted will consist of shares with performance assumptions, and the transfer of the shares to the Participants will occur only upon compliance with a single vesting period of 3 years (5 years for the Chief Executive Officer) contingent on the achievement of the performance targets established by the Board of Directors, and the final number of shares with performance assumptions to which the Participants will be entitled will depend on the degree of achievement of these targets at the end of the single vesting period of 3 years (5 years for the Chief Executive Officer), and may vary from 90% to 110% of the target number of shares (and the target number of shares will assume the achievement of 100% of the targets, except for the Chief Executive Officer).

Shares with performance assumptions

Regarding the grant of shares with performance assumptions, the indicators will be defined considering the following main objectives:

•	preserve the Company's relevance and positioning in relation to its peers in the cash & carry sector;
•	ensure the generation of sustainable business value;
•	guarantee the profitability of the Company's business in the long term; and

•   ensure an adequate level of profitability of operations, preserving healthy profit margin levels in relation to the Company's history.

The number of restricted shares and shares with performance assumptions granted will be determined based on: (i) a salary multiple, according to the grade occupied by the Participant; and (ii) the average share price in the 20 trading sessions prior to the grant.

The shares (both restricted shares and shares with performance assumptions) will be transferred to the Participants upon compliance with the conditions described in the plan, and the transfer of shares will be made through the delivery of shares held in treasury by the Company.

Through the ILP Plan, the Company will grant to the Participants the right to receive a certain number of shares corresponding to up to 1.5% of the total number of Company shares on the date of approval of the respective plan, subject to the specified adjustments.

The fair value of each share granted is estimated on the grant date using the Black-Scholes pricing model, considering the following assumptions:

i)	Approximate volatility expectation: 37.32% in the 3rd year, 36.94% for the 4th year and 38.27% in the 5th year; and
ii)	Dividend expectation: 0.77% in the 3rd, 4th and 5th year.

The Company determined the estimated number of shares that will be considered the right of Participants in relation to the variable portion of the plan based on projections of results aligned with business assumptions and that at each end of the period the estimate will be adjusted according to these projections.

On May 31, 2024, 1,094,759 shares were granted, with a fair value of R$11.90 for the 3rd year, R$11.81 for the 4th year, and R$11.72 for the 5th year.

As of June 30, 2024, the amount recognized in income for the period was R$391 thousand (there is no amount recorded as of June 30, 2023) and the fair value of this plan in that date was R$17, including charges.

19.4	Buy-back program of shares

On June 25, 2024, the Board of Directors approved the first buy-back program of shares issued by the Company. The program aims to acquire, within 12 months as of the date here of, up to 3,800,000 common shares, representing 0.28% of the free float on this date, to be kept in treasury for subsequent delivery to the participants of the "Sócio Executivo" Program, see note 19.3.4 and of the Long-Term Incentive Plan through Grant of the Righ to Receive Company Shares, see note

19.3.5. The shares will be acquired through the stock market at market price.

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20	NET OPERATING REVENUE

21	EXPENSES BY NATURE

6/30/2024

22	OTHER OPERATING EXPENSES, NET

23	NET FINANCIAL RESULT

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24	EARNINGS PER SHARE

The Company calculates earnings per share by dividing the net income for the period, relating to each class of shares, by the total number of common shares outstanding in the period.

The table below presents the determination of the net income for the period available to holders of outstanding common shares to calculate the basic earnings and diluted earnings per share in each period presented:

25	NON-CASH TRANSACTIONS

The Company had transactions that did not represent cash disbursements, and, therefore, these were not presented in the Statement of Cash Flows, as follows:

26	SUBSEQUENT EVENTS
26.1	Capital contribution

At the meeting of the Board of Directors, held on August 8, 2023, the Company approved, observing the authorized capital limit, the capital contribution in the amount of R$3 through the issuance of 256,799 common shares.

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MANAGEMENT STATEMENT

By means of this instrument, the officers below of SENDAS DISTRIBUIDORA S.A., enrolled with the CNPJ/MF under No. 06.057.223/0001-71, with head offices at Avenida Ayrton Senna, No. 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005, in the City of Rio de Janeiro, State of Rio de Janeiro (the “Company”), state that they:

(i)	have reviewed, discussed and agreed with the Independent Registered Public Accounting Firm Report over the Company’s Interim Financial Information related to the six-month period ended on June 30, 2024; and

(ii)	have reviewed, discussed and agreed with the Company’s Interim Financial Information related to the six-month period ended on June 30, 2024.

Rio de Janeiro, August 8, 2024.

Belmiro de Figueiredo Gomes

Chief Executive Officer

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.